    As filed with the Securities and Exchange Commission on August 6, 2009


                                                             File Nos. 333-
                                                                           -----
                                                                       811-05200


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [x]


                          Pre-Effective Amendment No.                         []


                         Post-Effective Amendment No.                         []


                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                              Amendment No. 208                              [x]

                        (Check Appropriate Box or Boxes)



                 MetLife Investors Variable Annuity Account One

                           (Exact Name of Registrant)



                      MetLife Investors Insurance Company

                              (Name of Depositor)

               5 Park Plaza, Suite 1900 Irvine, California 92614

        (Address of Depositor's Principal Executive Offices) (Zip Code)


               Depositor's Telephone Number, including Area Code

                                 (800) 989-3752



                        (Name and Address of Guarantor)

                    General American Life Insurance Company

                            13045 Tesson Ferry Road

                           St. Louis, Missouri 63128


                    (Name and Address of Agent for Service)

                               Richard C. Pearson

                                 Vice President

                      MetLife Investors Insurance Company

                            5 Park Plaza, Suite 1900

                                Irvine, CA 92614

                                (949) 223-5680


                                   COPIES TO:


                                W. Thomas Conner

                        Sutherland Asbill & Brennan LLP

                         1275 Pennsylvania Avenue, N.W.

                           Washington, DC 20004-2415

                                 (202) 383-0590


                 (APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING)

  AS SOON AS POSSIBLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


Title of Securities Registered: (1) Individual Variable Annuity Contracts, and
(2) Guarantee related to insurance obligations under variable annuity contracts

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED NOVEMBER 9, 2009
          TO THE PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement updates information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus.

I.   COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     . There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

     . Your Account Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

     . The investment portfolios available under your Contract have not changed as a result of the Combination.

     . Your Account Value is allocated to the same investment portfolios (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

     . The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same investment portfolio and illustrate unit values as a range.

If you have any questions, please contact us at (800) 709-2811.

                                                                 SUPP-ACC51109AB

II.  THE ANNUITY CONTRACT

The prospectus describes all material features and benefits of the contract. The language in the prospectus determines your rights under the federal securities laws.

III. INVESTMENT OPTIONS

Each investment portfolio has different investment objectives and risks. THE INVESTMENT PORTFOLIO PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH INVESTMENT PORTFOLIO'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN INVESTMENT PORTFOLIO PROSPECTUS BY CALLING (800) 709-2811 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS CAREFULLY. We do not guarantee the investment results of the investment portfolios.

IV.  OTHER INFORMATION

The paragraph appearing in this section under the sub-heading "MetLife Investors," relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                         SUPPLEMENT DATED MAY 1, 2009
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and Class B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

   Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit--Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same sex marriage spouse.

2. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some

                                                                 SUPP-AC5AB0509
   advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the adviser. (See the prospectuses for the investment portfolios for information on the management fees paid by the investment portfolios and the Statements of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

   Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Other Information--Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

   We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend (including through inclusion of portfolios in any asset allocation models they develop) and may benefit accordingly from the allocation of account value to such investment portfolios.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series (Reg. TM). (See "Other Information--Distributor.")

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

Replace the sections from the "American Funds Insurance Series (Class 2)" heading to before the "Transfers" heading with the following:

   AMERICAN FUNDS INSURANCE SERIES (REG. TM) (CLASS 2)

   American Funds Insurance Series (Reg. TM) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

       American Funds Global Growth Fund
       American Funds Global Small Capitalization Fund
       American Funds Growth Fund

   MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

   Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. (Met Investors Advisory, LLC, the former investment manager of Met Investors Series Trust, merged into MetLife Advisers on May 1, 2009.) MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

       BlackRock High Yield Portfolio*
       BlackRock Large Cap Core Portfolio*
       Clarion Global Real Estate Portfolio
       Dreman Small Cap Value Portfolio
       Lazard Mid Cap Portfolio
       Lord Abbett Bond Debenture Portfolio
       Lord Abbett Growth and Income Portfolio
       Lord Abbett Mid Cap Value Portfolio
       Met/Franklin Mutual Shares Portfolio
       Met/Templeton Growth Portfolio
       MFS (Reg. TM) Emerging Markets Equity Portfolio
       MFS (Reg. TM) Research International Portfolio
       Oppenheimer Capital Appreciation Portfolio

       PIMCO Inflation Protected Bond Portfolio*
       PIMCO Total Return Portfolio
       Pioneer Fund Portfolio (Class A)
       Pioneer Strategic Income Portfolio (Class A)
       Van Kampen Comstock Portfolio
       Van Kampen Mid Cap Growth Portfolio

   *These portfolios are not available for investment prior to May 4, 2009.

   METROPOLITAN SERIES FUND, INC.

   Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

       BlackRock Bond Income Portfolio (Class B)
       BlackRock Legacy Large Cap Growth Portfolio (Class A)*
       BlackRock Money Market Portfolio (Class B)
       Davis Venture Value Portfolio (Class E)
       Loomis Sayles Small Cap Growth Portfolio (Class B) (formerly Franklin Templeton Small Cap Growth Portfolio)
       Met/Dimensional International Small Company Portfolio (Class B)*
       MFS (Reg. TM) Total Return Portfolio (Class B)
       MFS (Reg. TM) Value Portfolio (Class B)
       Oppenheimer Global Equity Portfolio (Class B)

   *These portfolios are not available for investment prior to May 4, 2009.

   MET INVESTORS SERIES TRUST--METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

       MetLife Defensive Strategy Portfolio
       MetLife Moderate Strategy Portfolio
       MetLife Balanced Strategy Portfolio
       MetLife Growth Strategy Portfolio
       MetLife Aggressive Strategy Portfolio

   MET INVESTORS SERIES TRUST--FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolio is also available under the contract:

       Met/Franklin Templeton Founding Strategy Portfolio

   MET INVESTORS SERIES TRUST--SSGA ETF PORTFOLIOS (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

       SSgA Growth and Income ETF Portfolio*
       SSgA Growth ETF Portfolio*

   *These portfolios are not available for investment prior to May 4, 2009.

In the "Market Timing" subsection in the "Transfers" section, replace the list of Monitored Portfolios with the following:

   the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, the BlackRock High Yield Portfolio, the Clarion Global Real Estate Portfolio, the Dreman Small Cap Value Portfolio, the Lord Abbett Bond Debenture Portfolio, the Met/Templeton Growth Portfolio, the MFS (Reg.
   TM) Emerging Markets Equity Portfolio, the MFS (Reg. TM) Research International Portfolio, the Pioneer Strategic Income Portfolio, the Loomis Sayles Small Cap Growth Portfolio, the Met/Dimensional International Small Company Portfolio, and the Oppenheimer Global Equity Portfolio

3. ANNUITY PAYMENTS (THE INCOME PHASE)

In the "ANNUITY PAYMENTS (THE INCOME PHASE)" section, replace the text between the "Option 5. Payments for a Designated Period" paragraph and the "Lifetime Income Solution and Guaranteed Minimum Income Benefit" heading with the following:

   We may require proof of age or sex of an annuitant before making any annuity payments under the contract that are measured by the annuitant's life. If the age or sex of the annuitant has been misstated, the amount payable will be the amount that the account value would have provided at the correct age or sex. Once annuity payments have begun, any underpayments will be made up in one sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the total is repaid.

   You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period annuity option (Option 5). You may not commute the fixed Payments for a Designated Period annuity option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving annuitant. Upon the death of the last surviving annuitant, the beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable annuity options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed annuity options, the calculation of the commuted value will be done using the then current annuity option rates.

   There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")

   Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.

   In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

   In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

   VARIABLE ANNUITY PAYMENTS

   The Adjusted Contract Value (the account value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a business day no more than five
   (5) business days before the annuity date. The first variable annuity payment will be based upon the Adjusted Contract Value, the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate variable annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and annuity option elected. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.

   The dollar amount of variable annuity payments after the first payment is determined as follows:

       . The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, and the number of annuity units will be adjusted for transfers to a fixed annuity option.

          Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.

       . The fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

       . The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.

   ANNUITY UNIT. The initial annuity unit value for each investment portfolio of the Separate Account was set by us. The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor (see the Statement of Additional Information for a definition) for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which represents the daily equivalent of the AIR you elected.

   FIXED ANNUITY PAYMENTS

   The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the annuity date will be used to determine a fixed annuity payment. The annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made. You may not make a transfer from the fixed annuity option to the variable annuity option.

In the "Description of LIS" section, replace item (2) under the "Exercising the LIS Rider" heading with the following:

   (2) Joint and last survivor annuity with 10 years of annuity payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint annuitants, who are not spouses, is greater than 10 years.

4. LIVING BENEFITS

In the "LIVING BENEFITS" section, under "Guaranteed Withdrawal Benefit" replace the third paragraph after the "Annual Benefit Payment" paragraph with the following:

   REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to
   Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. If you enroll in the Automated Required Minimum Distribution program and elect annual withdrawals, AFTER THE FIRST CONTRACT YEAR, we will increase your Annual Benefit Payment to equal your most recently calculated required minimum distribution amount, if such amount is greater than your Annual Benefit Payment. Otherwise, any cumulative withdrawals you make to satisfy your required minimum distribution amount may exceed your Annual Benefit Payment; if such withdrawals exceed your Annual Benefit Payment, the Annual Benefit Payment will be recalculated and may be reduced. YOU MUST BE ENROLLED ONLY IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO
            ----
   QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. YOU MAY NOT BE ENROLLED IN ANY OTHER SYSTEMATIC WITHDRAWAL PROGRAM. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

5. DEATH BENEFIT

In the "DEATH BENEFIT" section, add the following to the end of the first paragraph of the "Upon Your Death" section:

   If the death benefit payable is an amount that exceeds the account value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the account value, in accordance with the current allocation of the account value. This death benefit amount remains in the investment portfolios until each of the other beneficiaries submits the necessary documentation in good order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the investment portfolios on behalf of the remaining beneficiaries are subject to investment risk. There is no additional death benefit guarantee.

6. FEDERAL INCOME TAX STATUS

In the "FEDERAL INCOME TAX STATUS" section, add the following after the third paragraph under the "Other Tax Issues" heading:

   Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first required minimum distribution payment by April 1, 2009. In contrast, if your first required minimum distribution would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 required minimum distribution is due by December 31, 2010. For after-death required minimum distributions, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This required minimum distribution waiver does not apply if you are receiving annuitized payments under your contract. The required minimum distribution rules are complex, so consult with your tax advisor before waiving your 2009 required minimum distribution payment.

7. OTHER INFORMATION

In the "OTHER INFORMATION" section, add the following to the end of the third paragraph under the "MetLife Investors" heading:

   With respect to the guarantee, General American Life is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

Add the following after the second paragraph under the "Requests and Elections" heading:

   A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your registered representative before submitting the form or request.

8. APPENDIX A

In the first paragraph of the "Discontinued Investment Portfolios" section at the end of Appendix A, note that the name of the Julius Baer International Stock Portfolio (formerly the FI International Stock Portfolio, and previously the Putnam International Stock Portfolio) (closed effective December 19, 2003) has changed to the Artio International Stock Portfolio.

Add the following to the end of the "Discontinued Investment Portfolios" section:

   Effective as of May 4, 2009, Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class A) (closed effective April 30, 2007) merged into Metropolitan Series Fund, Inc.: BlackRock Legacy Large Cap Growth Portfolio (Class A).

   Effective as of May 4, 2009, Metropolitan Series Fund, Inc.: Capital Guardian U.S. Equity Portfolio (Class B) (closed effective April 28, 2008) merged into Met Investors Series Trust: Pioneer Fund Portfolio (Class A).

9. APPENDIX B

Replace Appendix B with the Appendix B attached to this prospectus supplement.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

              5 Park Plaza, Suite 1900  Telephone: 800-709-2811
              Irvine, CA 92614

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS


Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


AMERICAN FUNDS INSURANCE SERIES (Reg. TM)

(CLASS 2)


American Funds Insurance Series (Reg. TM) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:


AMERICAN FUNDS GLOBAL GROWTH FUND


INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.


AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND


INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks capital appreciation through stocks.


AMERICAN FUNDS GROWTH FUND


INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks capital appreciation through stocks.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)



Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. (Met Investors Advisory, LLC the former investment manager of Met Investors Series Trust, merged into MetLife Advisers, LLC on May 1, 2009.) Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class A portfolios are available under the contract:


BLACKROCK HIGH YIELD PORTFOLIO+


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.


BLACKROCK LARGE CAP CORE PORTFOLIO+


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Large Cap Core Portfolio seeks long-term capital growth.



CLARION GLOBAL REAL ESTATE PORTFOLIO


SUBADVISER: ING Clarion Real Estate Securities L.P.


INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.


DREMAN SMALL CAP VALUE PORTFOLIO


SUBADVISER: Dreman Value Management, LLC


INVESTMENT OBJECTIVE: The Dreman Small Cap Value Portfolio seeks capital appreciation.


LAZARD MID CAP PORTFOLIO


SUBADVISER: Lazard Asset Management LLC


INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.


LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT GROWTH AND INCOME PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.


LORD ABBETT MID CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/FRANKLIN MUTUAL SHARES PORTFOLIO


SUBADVISER: Franklin Mutual Advisers, LLC


INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The portfolio's secondary investment objective is income.


MET/TEMPLETON GROWTH PORTFOLIO


SUBADVISER: Templeton Global Advisors Limited


INVESTMENT OBJECTIVE: The Met/Templeton Growth Portfolio seeks long-term capital growth.


MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.


OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO


SUBADVISER: OppenheimerFunds, Inc.


INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.



PIMCO INFLATION PROTECTED BOND PORTFOLIO+


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.



PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.


PIONEER FUND PORTFOLIO (CLASS A)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.


PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.


VAN KAMPEN COMSTOCK PORTFOLIO



SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen



INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.


VAN KAMPEN MID CAP GROWTH PORTFOLIO



SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen



INVESTMENT OBJECTIVE: The Van Kampen Mid Cap Growth Portfolio seeks capital appreciation.



+These portfolios are not available for investment prior to May 4, 2009.


METROPOLITAN SERIES FUND, INC.


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. The following portfolios are available under the contract:


BLACKROCK BOND INCOME PORTFOLIO (CLASS B)



SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.



BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO (CLASS A)+



SUBADVISER: BlackRock Advisors, LLC



INVESTMENT OBJECTIVE: The BlackRock Legacy Large Cap Growth Portfolio seeks long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.



During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)


SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.


INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.



LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (CLASS B) (formerly Franklin Templeton Small Cap Growth Portfolio)


SUBADVISER: Loomis, Sayles & Company, L.P. (formerly Franklin Advisers, Inc.)


INVESTMENT OBJECTIVE: The Loomis Sayles Small Cap Growth Portfolio seeks long-term capital growth.


MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)+


SUBADVISER: Dimensional Fund Advisors LP


INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.


MFS (Reg. TM) TOTAL RETURN PORTFOLIO (CLASS B)



SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.



MFS (Reg. TM) VALUE PORTFOLIO (CLASS B)



SUBADVISER: Massachusetts Financial Services Company



INVESTMENT OBJECTIVE: The MFS (Reg. TM) Value Portfolio seeks capital appreciation.


OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)



SUBADVISER: OppenheimerFunds, Inc.


INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.



+These portfolios are not available for investment prior to May 4, 2009.



MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)


In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks to provide growth of capital.

MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)



In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio managed by Met Investors Advisory, LLC is also available under the contract:



MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO



INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio seeks capital appreciation and secondarily seeks income.


MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by Met Investors Advisory, LLC are also available under the contract:


SSGA GROWTH AND INCOME ETF PORTFOLIO+


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO+


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.


+These portfolios are not available for investment prior to May 4, 2009.

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 28, 2008
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

    Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit -- Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law.

2. PURCHASE

In the "PURCHASE" section, replace the second-to-last sentence in the third paragraph under the "Allocation of Purchase Payments" heading with the following:

    If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), we must have your request to allocate future purchase payments to more than 18 investment portfolios on record before we can apply your subsequent purchase payment to your chosen allocation.

3. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

    CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS.

    An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

    Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

                                                                 SUPP-AC5AB0408

    We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples -- Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

    Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples -- Investment Portfolio Expenses" and "Other Information -- Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

    We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend (including through inclusion of portfolios in any asset allocation models they develop) and may benefit accordingly from the allocation of account value to such investment portfolios.

    WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

    We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series(R). (See "Other Information - Distributor.")

Replace the sections titled "American Funds Insurance Series (Class 2)" through "Met Investors Series Trust -- MetLife Asset Allocation Program (Class B)" with the following:

    AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

    American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

        American Funds Global Growth Fund
        American Funds Global Small Capitalization Fund
        American Funds Growth Fund

    MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

    Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

        Clarion Global Real Estate Portfolio
        Dreman Small Cap Value Portfolio
        Lazard Mid Cap Portfolio
        Lord Abbett Bond Debenture Portfolio
        Lord Abbett Growth and Income Portfolio
        Lord Abbett Mid Cap Value Portfolio
        Met/Franklin Mutual Shares Portfolio
        Met/Templeton Growth Portfolio
        MFS(R) Emerging Markets Equity Portfolio
        MFS(R) Research International Portfolio
        Oppenheimer Capital Appreciation Portfolio
        PIMCO Total Return Portfolio
        Pioneer Fund Portfolio (Class A)
        Pioneer Strategic Income Portfolio (Class A)
        Van Kampen Comstock Portfolio
        Van Kampen Mid Cap Growth Portfolio

    METROPOLITAN SERIES FUND, INC. (CLASS B OR, AS NOTED, CLASS E)

    Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class E portfolios are available under the contract:

        BlackRock Bond Income Portfolio
        BlackRock Money Market Portfolio
        Davis Venture Value Portfolio (Class E)
        Franklin Templeton Small Cap Growth Portfolio
        MFS(R) Total Return Portfolio
        MFS(R) Value Portfolio
        Oppenheimer Global Equity Portfolio

    MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

    In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

        MetLife Defensive Strategy Portfolio
        MetLife Moderate Strategy Portfolio
        MetLife Balanced Strategy Portfolio
        MetLife Growth Strategy Portfolio
        MetLife Aggressive Strategy Portfolio

    MET INVESTORS SERIES TRUST -- FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIOS (CLASS B)

    In addition to the portfolios listed above under Met Investors Series
    Trust, the following Class B portfolio is also available under the contract:

        Met/Franklin Templeton Founding Strategy Portfolio

4


In the "Market Timing" subsection of the "Transfers" section, replace the list of Monitored Portfolios with the following:

    the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, the Clarion Global Real Estate Portfolio, the Dreman Small Cap Value Portfolio, the Lord Abbett Bond Debenture Portfolio, the Met/Templeton Growth Portfolio, the MFS(R) Emerging Markets Equity Portfolio, the MFS(R) Research International Portfolio, the Pioneer Strategic Income Portfolio, the Franklin Templeton Small Cap Growth Portfolio, and the Oppenheimer Global Equity Portfolio

4. EXPENSES

In the Class B prospectus only, in the "EXPENSES" section, add the following in the "Withdrawal Charge" section, immediately above the "Free Withdrawal Amount" heading:

    A withdrawal charge will be assessed if prior purchase payments are withdrawn pursuant to a request to divide the assets of a contract due to divorce.

5. DEATH BENEFIT

In the "DEATH BENEFIT" section, replace the "Spousal Continuation" section with the following:

    SPOUSAL CONTINUATION

    If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. The terms and conditions of the contract that applied prior to the owner's death will continue to apply, with certain exceptions described in the contract.

    For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value and/or an annual increase amount (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract.

    Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").

6. OTHER INFORMATION

In the "OTHER INFORMATION" section, replace the first sentence under the "Distributor" heading with the following:

    We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

At the end of the first paragraph under the "Requests and Elections" heading, add the following:

    If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be a delay in applying the purchase payment or transaction to your contract.

7. APPENDIX A

At the end of APPENDIX A, replace the first paragraph under the "Discontinued Investment Portfolios" heading with the following:

    DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds ("AIM VI"): AIM VI Capital Appreciation Fund (Series I) and AIM International Growth Fund (Series I) (closed effective May 1, 2002);
    (b) Franklin Templeton Variable Insurance Products Trust: Templeton Foreign Securities Fund (closed effective May 1, 2004) and Templeton Growth Securities Fund (Class 2) (closed effective April 28, 2008); (c) Met Investors Series Trust: T. Rowe Price Mid Cap Growth Portfolio (closed effective May 1, 2003), for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class A) (closed effective May 1,
    2004), Legg Mason Value Equity Portfolio (Class B) (closed effective May 1,
    2006), and Met/AIM Capital Appreciation Portfolio (Class A) (closed effective April 30, 2007); (d) Metropolitan Series Fund, Inc.: Julius Baer International Stock Portfolio (formerly FI International Stock Portfolio and previously Putnam International Stock Portfolio) (closed effective December 19, 2003), T. Rowe Price Small Cap Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio (closed effective May 1, 2004), Jennison Growth Portfolio (closed effective May 1, 2005), and Capital Guardian U.S. Equity Portfolio (Class B) (closed effective April 28, 2008); (e) Putnam Variable Trust (Class IB): Putnam VT Growth and Income Fund (closed effective May 1, 2006) and Putnam VT Equity Income Fund (closed effective April 28, 2008).

8. APPENDIX B

Replace Appendix B with the following:

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks capital appreciation through stocks.

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

Met Investors Series Trust is managed by Met Investors Advisory LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class A portfolios are available under the contract:

CLARION GLOBAL REAL ESTATE PORTFOLIO

SUBADVISER: ING Clarion Real Estate Securities L.P.

INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

DREMAN SMALL CAP VALUE PORTFOLIO

SUBADVISER: Dreman Value Management, LLC

INVESTMENT OBJECTIVE: The Dreman Small Cap Value Portfolio seeks capital appreciation.

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/FRANKLIN MUTUAL SHARES PORTFOLIO

SUBADVISER: Franklin Mutual Advisers, LLC

INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The portfolio's secondary investment objective is income.

MET/TEMPLETON GROWTH PORTFOLIO

SUBADVISER: Templeton Global Advisors Limited

INVESTMENT OBJECTIVE: The Met/Templeton Growth Portfolio seeks long-term capital growth.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Mid Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR, AS NOTED, CLASS E)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or, as noted, Class E portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers -- NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.


FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: The Franklin Templeton Small Cap Growth Portfolio seeks long-term capital growth.

MFS(R) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

MFS(R) VALUE PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Value Portfolio seeks capital appreciation and reasonable income.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks to provide growth of capital.

MET INVESTORS SERIES TRUST -- FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio is also available under the contract:

MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

SUBADVISER: Met Investors Advisory, LLC

INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio seeks capital appreciation and secondarily seeks income.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE


5 Park Plaza, Suite 1900                               Telephone: 800-709-2811
Irvine, CA 92614

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                       SUPPLEMENT DATED OCTOBER 19, 2007
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement describes a change to federal tax regulations that affects certain qualified contracts issued as Tax Sheltered Annuities under section 403(b) of the Internal Revenue Code. This supplement provides information in addition to that contained in the prospectuses dated November 9, 2006 (as supplemented) for the Class A, B, AA, C, L, L-4 Year, VA, and XC products issued by MetLife Investors Insurance Company.

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

If your contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             5 Park Plaza, Suite 1900              (800) 343-8496
             Irvine, CA 92614

                                                                 SUPP-403BACCT5

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 30, 2007
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and Class B contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. MET/AIM CAPITAL APPRECIATION PORTFOLIO (CLASS A)

After the close of business on April 27, 2007, we substituted the Met/AIM Capital Appreciation Portfolio (Class A) of Met Investors Series Trust for the AIM V.I. Capital Appreciation Fund (Series I) of AIM Variable Insurance Funds. The Met/AIM Capital Appreciation Portfolio has been added to the contract solely to receive account values transferred from the AIM V.I. Capital Appreciation Fund pursuant to the substitution. The Met/AIM Capital Appreciation Portfolio is closed for new allocations of purchase payments and transfers of account value (except for existing rebalancing and dollar cost averaging programs). The information provided is for the year ended October 31, 2006./(1)/

Met/AIM Capital Appreciation Portfolio (Class A) of Met Investors Series Trust

a. Subadviser: AIM Capital Management, Inc.

b. Investment Objective: The Met/AIM Capital Appreciation Portfolio seeks capital appreciation.

c. Investment Portfolio Expenses (as a percentage of average daily net assets)

                Management Fee/(2)/:..................... 0.77%
                12b-1/Service Fee:....................... 0.00%
                Other Expenses/(3)/:..................... 0.09%
                                                          ----
                Total Annual Portfolio Expenses:......... 0.86%
                Contractual Expense Subsidy or Deferral:. 0.00%
                                                          ----
                Net Total Annual Portfolio Expenses:..... 0.86%


--------------------------------------------------------------------------------
(1)The investment portfolio's fiscal year end has been changed from October 31 to December 31. The fees and expenses shown are for the investment portfolio's last fiscal year ended October 31, 2006.

(2)The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.

(3)Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year. Other Expenses have also been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the investment portfolio for the entire fiscal year.

2. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, replace the paragraph immediately above the "Market Timing" heading with the following:

   As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information - Ownership."

                                                                SUPP-0407ACC5AB

3. PURCHASE

In the "Purchase Payments" section of the "PURCHASE" section of the prospectus, add the following after the last bullet item:

  . We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")
  . We will not accept purchase payments made with cash, money orders, or travelers checks.

4. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section of the prospectus, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

   Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b- 1 Plan decrease the investment portfolio's investment return.

   We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

In the "Met Investors Series Trust (Class B or Class A, as noted)" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the list of portfolios with the following:

 Lazard Mid-Cap Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio (Class A)
 Pioneer Strategic Income Portfolio (Class A)
 Van Kampen Comstock Portfolio
 Van Kampen Mid-Cap Growth Portfolio (formerly Lord Abbett Growth Opportunities
   Portfolio)

In the "Metropolitan Series Fund, Inc. (Class B or Class E, as noted)" section of the "INVESTMENT OPTIONS" section of the prospectus, add the following portfolio to the list of portfolios: Franklin Templeton Small Cap Growth Portfolio.

In the "Transfers - General" section of the "INVESTMENT OPTIONS" section of the prospectus, add the following to the end of the fourth bullet item:

   Currently we are not imposing these restrictions on transfers out of the fixed account, but we have the right to reimpose them at any time.

In the "Transfers - Market Timing" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the second sentence of the second paragraph with the following two sentences:

   Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the American Funds Global Growth Fund, the Templeton Growth Securities Fund, and the Lord Abbett Bond Debenture, MFS(R) Research International, Pioneer Strategic Income, Franklin Templeton Small Cap Growth, and Oppenheimer Global Equity Portfolios), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios.

In the same "Market Timing" section, add the following after the third paragraph:

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

In the same "Market Timing" section, replace the third-to-last and second-to-last paragraphs with the following:

   The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

   In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from contract owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.


In the "Dollar Cost Averaging - Enhanced Dollar Cost Program (EDCA)" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the second-to-last paragraph with the following:

   The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a business day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the investment portfolios on the next business day. EDCA interest will not be credited on the transfer amount between the selected day and the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

5. ACCESS TO YOUR MONEY

In the "ACCESS TO YOUR MONEY" section of the prospectus, replace the paragraph above the "How to withdraw all or part of your account value" bullet items with the following:

   We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect. We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract owner's check that has not yet cleared (i.e., that could still be dishonored by the contract owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

In the Class B prospectus only, in "ACCESS TO YOUR MONEY" section, in the first paragraph of the "Systematic Withdrawal Program" section, add the following after the fourth sentence:

   If you purchase the optional GWB rider, you may also elect to receive payments under the Systematic Withdrawal Program on an annual basis.

6. APPENDIX A - DISCONTINUED INVESTMENT PORTFOLIOS

In the "Discontinued Investment Portfolios" section of Appendix A, add the following at the end of section (b) of the first paragraph:

   and Met/AIM Capital Appreciation Portfolio (Class A) (closed effective April 30, 2007)

In the same "Discontinued Investment Portfolios" section, add the following before the last paragraph:

   Effective as of April 30, 2007, the following investment portfolios were merged: (a) approximately 65% of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Mid-Cap Value Portfolio (Class B) of the Met Investors Series Trust, and the remainder (approximately 35%) of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust; (b) the Pioneer Mid-Cap Value Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid-Cap Portfolio (Class B) of the Met Investors Series Trust; and (c) the Met/Putnam Capital Opportunities Portfolio (Class
   B) of the Met Investors Series Trust merged into the Lazard Mid-Cap Portfolio (Class B) of the Met Investors Series Trust.

   Effective as of April 30, 2007, AIM Variable Insurance Funds: AIM VI Capital Appreciation Fund (Series I) (closed effective May 1, 2002) was replaced with the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust.

7. APPENDIX B - PARTICIPATING INVESTMENT PORTFOLIOS

Replace APPENDIX B with the following:

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES (CLASS 2)

American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

TEMPLETON GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)

Met Investors Series Trust is managed by Met Investors Advisory LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or Class A, as noted, portfolios are available under the contract:

LAZARD MID-CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid-Cap Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO (formerly Lord Abbett Growth Opportunities Portfolio)

SUBADVISER: Morgan Stanley Investment Management, Inc. (formerly Lord, Abbett & Co. LLC)

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers -- NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: The Franklin Templeton Small Cap Growth Portfolio seeks long-term capital growth.

MFS(R) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: The Fund seeks current income. Capital growth is a secondary objective when consistent with seeking current income.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.


       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

5 Park Plaza, Suite 1900                                         (800) 709-2811
Irvine, CA 92614

                                                   THE VARIABLE ANNUITY CONTRACT
                                                                       ISSUED BY

                                             METLIFE INVESTORS INSURANCE COMPANY


                                                                             AND


                                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                                                         CLASS A


                                                                NOVEMBER 9, 2006


This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors Insurance Company (MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.


                               The annuity contract has 28 investment choices -
a fixed account that offers an interest rate guaranteed by us, and 27 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.


AMERICAN FUNDS INSURANCE SERIES
(CLASS 2):
     American Funds Global Growth Fund*


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2):
     Templeton Growth Securities Fund


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED):
     Lord Abbett America's Value Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     Lord Abbett Mid-Cap Value Portfolio
     MFS (Reg. TM) Research International Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Mid-Cap Value Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     Met/Putnam Capital Opportunities Portfolio
     Van Kampen Comstock Portfolio
     Van Kampen Mid-Cap Growth Portfolio
         (formerly Lord Abbett Growth Opportunities Portfolio)


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED):
     BlackRock Bond Income Portfolio
     BlackRock Money Market Portfolio
     Capital Guardian U.S. Equity Portfolio
     Davis Venture Value Portfolio (Class E)
     MFS (Reg. TM) Total Return Portfolio
     Oppenheimer Global Equity Portfolio


PUTNAM VARIABLE TRUST (CLASS IB):
     Putnam VT Equity Income Fund


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):
     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

* This portfolio is expected to be available on or about November 13, 2006.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Variable Annuity Contract.

To learn more about the MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 46 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.

The contracts:
o  are not bank deposits
o  are not FDIC insured
o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union
o  may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 9, 2006


--------------------------------------------------------------------------------
The contracts were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company. We no longer offer the contracts to new purchasers. We do continue to accept purchase payments from owners of existing contracts.
--------------------------------------------------------------------------------

TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .................................   4
HIGHLIGHTS .............................................   5
FEE TABLES AND EXAMPLES ................................   6
1. THE ANNUITY CONTRACT ................................  11
     Market Timing .....................................  11
2. PURCHASE ............................................  11
     Purchase Payments .................................  11
     Termination for Low Account Value .................  12
     Allocation of Purchase Payments ...................  12
     Free Look .........................................  13
     Accumulation Units ................................  13
     Account Value .....................................  13
     Replacement of Contracts ..........................  13
3. INVESTMENT OPTIONS ..................................  14
     Transfers .........................................  16
     Dollar Cost Averaging Programs ....................  18
     Three Month Market Entry Program ..................  20
     Automatic Rebalancing Program .....................  20
     Description of the MetLife Asset Allocation
       Program .........................................  20
     Voting Rights .....................................  21
     Substitution of Investment Options ................  21
4. EXPENSES ............................................  21
     Product Charges ...................................  21
     Account Fee .......................................  22
     Lifetime Income Solution and Guaranteed
       Minimum Income Benefit Rider Charges ............  22
     Guaranteed Withdrawal Benefit - Rider Charge ......  22
     Sales Charge ......................................  23
     How to Reduce the Sales Charge ....................  23
     Premium and Other Taxes ...........................  23
     Transfer Fee ......................................  24
     Income Taxes ......................................  24
     Investment Portfolio Expenses .....................  24
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ................................  24
     Annuity Date ......................................  24
     Annuity Payments ..................................  24
     Annuity Options ...................................  25
     Lifetime Income Solution and Guaranteed
       Minimum Income Benefit ..........................  26
     Description of LIS ................................  26
     LIS, GMIB, Qualified Contracts and Decedent
       Contracts .......................................  28
6. ACCESS TO YOUR MONEY ................................  28
     Systematic Withdrawal Program .....................  29


     Suspension of Payments or Transfers ...............  29
7. LIVING BENEFITS .....................................  29
     Guaranteed Withdrawal Benefit .....................  29
8. PERFORMANCE .........................................  32
9. DEATH BENEFIT .......................................  33
     Upon Your Death ...................................  33
     Standard Death Benefit - Principal Protection .....  33
     Optional Death Benefit - Annual Step-Up ...........  33
     Optional Death Benefit - Compounded-Plus ..........  34
     Additional Death Benefit - Earnings Preservation
       Benefit .........................................  35
     General Death Benefit Provisions ..................  35
     Spousal Continuation ..............................  36
     Death of the Annuitant ............................  36
     Controlled Payout .................................  36
10. FEDERAL INCOME TAX STATUS ..........................  36
     Taxation of Non-Qualified Contracts ...............  37
     Taxation of Qualified Contracts ...................  39
     Foreign Tax Credits ...............................  42
     Possible Tax Law Changes ..........................  42
11. OTHER INFORMATION ..................................  42
     MetLife Investors .................................  42
     The Separate Account ..............................  43
     Distributor .......................................  43
     Selling Firms .....................................  43
     Requests and Elections ............................  44
     Ownership .........................................  45
     Legal Proceedings .................................  46
     Financial Statements ..............................  46
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .................................  46
APPENDIX A ............................................. A-1
     Condensed Financial Information ................... A-1
APPENDIX B ............................................. B-1
     Participating Investment Portfolios ............... B-1
APPENDIX C ............................................. C-1
     EDCA Examples with Multiple Purchase Payments...... C-1
APPENDIX D ............................................. D-1
     Description of GMIB ............................... D-1
APPENDIX E ............................................. E-1
     Lifetime Income Solution Examples ................. E-1
APPENDIX F ............................................. F-1
     Guaranteed Withdrawal Benefit Examples ............ F-1

INDEX OF SPECIAL TERMS
Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.


                                                                            PAGE
Account Value..............................................................13
Accumulation Phase.........................................................11
Accumulation Unit..........................................................13
Annuitant..................................................................45
Annuity Date...............................................................24
Annuity Options............................................................25
Annuity Payments...........................................................24
Annuity Units..............................................................24
Beneficiary................................................................45
Business Day...............................................................12
Fixed Account..............................................................11
Income Base...............................................26 and Appendix D-1
Income Phase...............................................................11
Investment Portfolios......................................................14
Joint Owners...............................................................45
Owner......................................................................45
Purchase Payment (including Net Purchase Payment)..........................11
Separate Account...........................................................43

HIGHLIGHTS
The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose optional death benefits and fixed and variable income options. You can also select the Lifetime Income Solution ("LIS") or the guaranteed withdrawal benefit ("GWB").

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or you previously elected the LIS or Guaranteed Minimum Income Benefit ("GMIB") (see "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit").

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

FREE LOOK. You may cancel the contract within 10 days after receiving it (30 days for seniors age 60 or older). You will receive whatever your contract is worth on the day that we receive your cancellation request plus the sales charge. The amount you receive may be more or less than your purchase payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We refund the sales charge but do not refund any other charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.

INQUIRIES. If you need more information, please contact our Annuity Service Center at:

                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.

Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES
THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE


SALES CHARGE (Note 1)                         5.75%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                         $0 (First 12 per year)
                                              $25 (Thereafter)

--------------------------------------------------------------------------------
Note 1. Sales Charges decline based on your investment. (See "Expenses - Sales Charge.")



                                      Sales Charge as
Your Investment                percentage of purchase payment
-----------------------       -------------------------------
Less than $50,000             5.75%
$50,000 - 99,999.99           4.50%
$100,000 - 249,999.99         3.50%
$250,000 - 499,999.99         2.50%
$500,000 - 999,999.99         2.00%
$1,000,000 or greater         1.00%


Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.


THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

ACCOUNT FEE (Note 1)         $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)


Mortality and Expense Charge                                             0.50%
Administration Charge                                                    0.25%
                                                                         ----
Total Separate Account Annual Expenses                                   0.75%

Death Benefit Rider Charges (Optional)
(as a percentage of average account value in the Separate Account)
Optional Death Benefit - Annual Step-Up                                  0.20%
Optional Death Benefit - Compounded-Plus                                 0.35%
Additional Death Benefit - Earnings Preservation Benefit                 0.25%

Total Separate Account Annual Expenses
Including Highest Charges for Optional Death Benefits                    1.35%

--------------------------------------------------------------------------------
Note 1. An Account Fee of $30 is charged on the last day of each contract year if account value is less than $50,000. Different policies apply during the income phase of the contract. (See "Expenses.")

ADDITIONAL OPTIONAL RIDER CHARGES TABLE*


LIFETIME INCOME SOLUTION (LIS) RIDER CHARGE         0.50% of the Income Base (Note 1)
GUARANTEED WITHDRAWAL BENEFIT RIDER CHARGE          0.25% of the Guaranteed Withdrawal Amount (Note
                                                      2)

Note 1. See "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit" for a definition of the term Income Base.

Note 2. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Guaranteed Withdrawal Amount.

*Certain periodic fees and expenses for contracts issued before May 1, 2004, are different. Certain fees and expenses may not apply during the income phase of the contract. (See "Expenses.")
--------------------------------------------------------------------------------
THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED
BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.


Total Annual Investment                                                      Minimum           Maximum
                                                                             ----              ----
Portfolio Operating Expenses (expenses that are deducted from                0.67%             3.59%
investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------
FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -

DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.




                                                                                                 TOTAL
                                                                     12B-1/                      ANNUAL
                                                      MANAGEMENT     SERVICE       OTHER       PORTFOLIO
                                                         FEES         FEES      EXPENSES(1)     EXPENSES
                                                     ------------ ------------ ------------- -------------
AMERICAN FUNDS INSURANCE SERIES
 American Funds Global Growth Fund(2)                   0.58%       0.25%         0.04%         0.87%
FRANKLIN TEMPLETON VIP TRUST
 Templeton Growth Securities Fund                       0.75%       0.25%         0.07%         1.07%
MET INVESTORS SERIES TRUST
 Lord Abbett America's Value Portfolio(3)               0.65%       0.25%         0.28%         1.18%
 Lord Abbett Bond Debenture Portfolio                   0.51%       0.25%         0.05%         0.81%
 Lord Abbett Growth and Income Portfolio(4)             0.50%       0.25%         0.04%         0.79%
 Lord Abbett Mid-Cap Value Portfolio                    0.68%       0.25%         0.08%         1.01%
 MFS (Reg. TM) Research International Portfolio(1)      0.74%       0.25%         0.23%         1.22%
 Oppenheimer Capital Appreciation                       0.59%       0.25%         0.10%         0.94%
 Portfolio(1)
 PIMCO Total Return Portfolio(1)                        0.50%       0.25%         0.07%         0.82%
 Pioneer Fund Portfolio(3)(5)                           0.75%       0.00%         0.28%         1.03%
 Pioneer Mid-Cap Value Portfolio(3)(5)                  0.75%       0.00%         2.84%         3.59%
 Pioneer Strategic Income Portfolio(5)                  0.73%       0.00%         0.09%         0.82%
 Met/Putnam Capital Opportunities Portfolio             0.85%       0.25%         0.37%         1.47%
 Van Kampen Comstock Portfolio(6)                       0.63%       0.25%         0.05%         0.93%
 Van Kampen Mid-Cap Growth Portfolio(3)(7)              0.70%       0.25%         0.29%         1.24%
METROPOLITAN SERIES FUND, INC.
 BlackRock Bond Income Portfolio                        0.40%       0.25%         0.07%         0.72%
 BlackRock Money Market Portfolio(3)                    0.35%       0.25%         0.07%         0.67%
 Capital Guardian U.S. Equity Portfolio                 0.67%       0.25%         0.06%         0.98%
 Davis Venture Value Portfolio                          0.72%       0.15%         0.04%         0.91%
 MFS (Reg. TM) Total Return Portfolio(8)                0.57%       0.25%         0.16%         0.98%
 Oppenheimer Global Equity Portfolio                    0.60%       0.25%         0.33%         1.18%
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund                           0.65%       0.25%         0.17%         1.07%

                                                                                                       TOTAL
                                                                                                      ANNUAL
                                                                                                     PORTFOLIO
                                                                                                     EXPENSES
                                                                                         TOTAL       INCLUDING
                                                                                         ANNUAL     EXPENSES OF
                                             MANAGEMENT   12B-1/SERVICE      OTHER     PORTFOLIO    UNDERLYING
                                                FEES           FEES        EXPENSES     EXPENSES   PORTFOLIOS(9)
                                            ------------ --------------- ------------ ----------- --------------
MET INVESTORS SERIES TRUST -
 METLIFE ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio(9)      0.10%        0.25%           0.05%        0.40%       1.04%
 MetLife Moderate Strategy Portfolio(9)       0.09%        0.25%           0.01%        0.35%       1.01%
 MetLife Balanced Strategy Portfolio(9)       0.06%        0.25%           0.01%        0.32%       1.02%
 MetLife Growth Strategy Portfolio(9)         0.07%        0.25%           0.01%        0.33%       1.08%
 MetLife Aggressive Strategy Portfolio(9)     0.10%        0.25%           0.02%        0.37%       1.15%


Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2005.

(1) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are:
    0.05% for the MFS (Reg. TM) Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; and 0.01% for the PIMCO Total Return Portfolio.

(2) The American Funds Global Growth Fund is expected to be available on or about November 13, 2006. The portfolio's investment adviser began waiving 5% of its management fees on September 1, 2004. Beginning April 1, 2005, this waiver increased to 10% and will continue at this level until further review. Total Annual Portfolio Expenses do not reflect this waiver. With this waiver, net total annual portfolio expenses are 0.82%.

(3) The net total annual portfolio expenses are: 1.10% for Lord Abbett America's Value Portfolio; 1.00% for Pioneer Fund Portfolio; 1.00% for Pioneer Mid-Cap Value Portfolio; 1.19% for Van Kampen Mid-Cap Growth Portfolio; and 0.66% for BlackRock Money Market Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

(4) The management fee has been restated to reflect a new management fee schedule that became effective on January 1, 2006.

(5) Portfolio expenses for this investment portfolio are estimated for the year ending December 31, 2006.

(6) Total Annual Portfolio Expenses for the Van Kampen Comstock Portfolio are annualized based on the months the portfolio was in operation in 2005. The Van Kampen Comstock Portfolio commenced operations on May 1, 2005.

(7) Due to certain brokerage commission recaptures not shown in the table, actual net total annual portfolio expenses for the Van Kampen Mid-Cap Growth Portfolio were 1.15% for the year ended December 31, 2005.

(8) The management fee has been restated to reflect a new management fee schedule that became effective on May 1, 2006.

(9) Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Because the MetLife Asset Allocation

    Program portfolios (the "Portfolios") invest in other underlying portfolios, each Portfolio also will bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total annual portfolio expenses of the underlying portfolios (before any
                                                            ------
    applicable expense limitations) as of December 31, 2005 were: 0.64% for the MetLife Defensive Strategy Portfolio; 0.66% for the MetLife Moderate

    Strategy Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio;

    0.75% for the MetLife Growth Strategy Portfolio; and 0.78% for the MetLife

    Aggressive Strategy Portfolio. The weighted average of the total annual portfolio expenses of the underlying portfolios (after any applicable
                                                     -----
    expense limitations) as of December 31, 2005 were: 0.64% for the MetLife

    Defensive Strategy Portfolio; 0.66% for the MetLife Moderate Strategy

    Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio; 0.74% for

    the MetLife Growth Strategy Portfolio; and 0.77% for the MetLife

    Aggressive Strategy Portfolio. The net total annual portfolio expenses of the Portfolios, including the weighted average of the total portfolio expenses of the underlying portfolios (after any applicable expense
                                           -----
    limitations) as of December 31, 2005 were: 0.99% for the MetLife Defensive Strategy Portfolio; 1.01% for the MetLife Moderate Strategy Portfolio; 1.02% for the MetLife Balanced Strategy Portfolio; 1.07% for the MetLife Growth Strategy Portfolio; and 1.12% for the MetLife Aggressive Strategy Portfolio. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

EXAMPLES
THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

CHART 1. Chart 1 assumes you select the Compounded-Plus Death Benefit rider, the Additional Death Benefit - Earnings Preservation Benefit and the Lifetime Income Solution rider, regardless of whether you surrender or annuitize the contract or not, which is the most expensive way to purchase the contract.


                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,096          (a)$2,137          (a)$3,175          (a)$5,766
         (b)$823          (b)$1,340          (b)$1,887          (b)$3,401

CHART 2. Chart 2 below assumes that you do not select optional death benefit riders, the Lifetime Income Solution rider or the Guaranteed Withdrawal Benefit rider, regardless of whether you surrender or annuitize the contract or not, which is the least expensive way to purchase the contract.


                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$988          (a)$1,821          (a)$2,662          (a)$4,802
   (b)$714          (b)$1,007          (b)$1,321          (b)$2,207



The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the accumulation unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT
This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Tax Status.")

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion.

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The fixed account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed annuity payment option during the income phase, payments are made from our general account assets.

The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."



2. PURCHASE
PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. A NET PURCHASE PAYMENT is a purchase payment less the sales charge. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o The minimum initial purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract.

o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000.

o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.

o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified) unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.

o  We will accept a different amount if required by federal tax law.

We reserve the right to reject any application or purchase payment and to limit future purchase payments.

TERMINATION FOR LOW ACCOUNT VALUE

We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. Accordingly, no contract will be terminated due solely to negative investment performance.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your net purchase payment to the fixed account and/or any of the investment portfolios you have selected. You may not choose more than 18 investment portfolios (including the fixed account) at the time your initial purchase payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:

o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or

o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or

o  a transfer was made out of the fixed account within the previous 180 days.

If you make additional net purchase payments, we will allocate them in the same way as your first net purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have an EDCA or DCA program in effect, we will allocate your additional payments to the investment portfolios selected under the EDCA or DCA program unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 investment portfolios (including the fixed account) at the time you submit a subsequent purchase payment. If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), you must notify us of your chosen allocation one or more days prior to submitting the payment. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first net purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information - Requests and Elections.") However, if you allocate purchase payments to a discontinued investment portfolio (see Appendix A), we will request reallocation instructions or if unable to obtain such instructions, we will return your purchase payment to you.

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (30 days for seniors age 60 or older). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, you will receive back whatever your contract is worth on the day we receive your request plus the sales charge. This may be more or less than your purchase payment depending upon the performance of the portfolios you allocated your net purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. Except for the sales charge we do not refund any charges or deductions assessed during the free look period. Under certain circumstances, if you are a senior age 60 or older, we may be required to give you back your purchase payment.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

2) multiplying it by one minus the Separate Account product charges (including any death benefit rider charge) for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.

EXAMPLE:

   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios, the fixed account, and the EDCA account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

REPLACEMENT OF CONTRACTS

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new sales charge for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.

3. INVESTMENT OPTIONS
The contract offers 27 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. (SEE APPENDIX A.) APPENDIX B CONTAINS A SUMMARY OF ADVISERS AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.

The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an investment portfolio, or its affiliates, may compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. The amount of the compensation is not deducted from portfolio assets and does not decrease the portfolio's investment return. The amount of the compensation is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios to the advisers and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") The payments are deducted from the assets of the investment portfolios and paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by broker dealers through which the contract is sold ("selling firms"). We review the investment portfolios periodically and may remove an investment portfolio or limit it availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Other Information - Distributor.")


AMERICAN FUNDS INSURANCE SERIES (CLASS 2)
American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

     American Funds Global Growth Fund*

* This portfolio is expected to be available on or about November 13, 2006.


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)
Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

     Templeton Growth Securities Fund


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)
Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class A, as noted, portfolios are available under the contract:

     Lord Abbett America's Value Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     Lord Abbett Mid-Cap Value Portfolio
     MFS (Reg. TM) Research International Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Mid-Cap Value Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     Met/Putnam Capital Opportunities Portfolio
     Van Kampen Comstock Portfolio
     Van Kampen Mid-Cap Growth Portfolio
         (formerly Lord Abbett Growth Opportunities Portfolio)


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)
Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class E, as noted, portfolios are available under the contract:

     BlackRock Bond Income Portfolio
     BlackRock Money Market Portfolio
     Capital Guardian U.S. Equity Portfolio
     Davis Venture Value Portfolio (Class E)
     MFS (Reg. TM) Total Return Portfolio
     Oppenheimer Global Equity Portfolio


PUTNAM VARIABLE TRUST (CLASS IB)
Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:

     Putnam VT Equity Income Fund

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

TRANSFERS

GENERAL. You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers -
Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:

o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

o  Your request for transfer must clearly state how much the transfer is for.

o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).

o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or
     (b) the amount transferred out of the fixed account in the prior contract year.

o You may not make a transfer to more than 18 investment portfolios (including the fixed account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 investment portfolios (including the fixed account) may be made by calling or writing our Annuity Service Center.

During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any one of the following conditions exist:

o  The credited interest rate is equal to the guaranteed minimum rate;

o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or

o  A transfer was made out of the fixed account within the previous 180 days.

During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.

PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost
Averaging, Three Month Market Entry, and Automatic Rebalancing Programs.

MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the American Funds Global Growth Fund, Templeton Growth Securities Fund, Lord Abbett Bond Debenture Portfolio, MFS (Reg. TM) Research International Portfolio, Pioneer Strategic Income Portfolio, Met/Putnam Capital Opportunities Portfolio, and Oppenheimer Global Equity Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/ or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAMS

We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.    STANDARD DOLLAR COST AVERAGING (DCA)
     This program allows you to systematically transfer a set amount each month from the fixed account (new purchase payments only) or from a money market investment portfolio to any of the other available investment portfolio(s) you select. We provide certain exceptions from our normal fixed account restrictions to accommodate dollar cost averaging programs. These transfers are made on a date you select or, if you do not select a date, on the date that a net purchase payment or account value is allocated to the dollar cost averaging program.

You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop.

2.    ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)
     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any available investment portfolio(s) you select. Except as discussed below, only new purchase payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

You can make subsequent purchase payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent purchase payment is allocated by you to your existing EDCA account we create "buckets" within your EDCA account.

o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

o Each allocation (bucket) resulting from a subsequent net purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

o Allocations (buckets) resulting from each net purchase payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix C for further examples of EDCA with multiple purchase payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.

The first transfer we make under the EDCA program is the date your net purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for net purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the EDCA program, all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio.

THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually.

An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.

We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.


EXAMPLE:
   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Van Kampen Mid-Cap Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Van Kampen Mid-Cap Growth Portfolio to increase those holdings to 60%.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC ("Met Investors Advisory"), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.

METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.



4. EXPENSES
There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 0.50% of the average daily net asset value of each investment portfolio. For contracts issued prior to May 1, 2004, the mortality and expense charge on an annual basis is 0.60% of the average daily asset value of each investment portfolio.

This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:


      Annual Step-Up Death Benefit                  0.20%
      Compounded-Plus Death Benefit                 0.35%
      Additional Death Benefit - Earnings
         Preservation Benefit                       0.25%

For contracts issued prior to May 1, 2004, the percentage charge for the Compounded-Plus Death Benefit rider is 0.15% of the average daily net asset value of each investment portfolio.

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

LIFETIME INCOME SOLUTION AND GUARANTEED MINIMUM INCOME BENEFIT RIDER CHARGES

We currently offer the Lifetime Income Solution ("LIS"), which is a rider to the contract that provides a guaranteed minimum income benefit. If you select the LIS rider, we will assess a charge during the accumulation period equal to 0.50% of the income base. For contracts purchased prior to July 1, 2002, we offered a different guaranteed minimum income benefit ("GMIB"). If you selected the GMIB rider, we assess a charge during the accumulation period equal to 0.35% of the income base. (See "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit" and Appendix D for a discussion of how the income base for the LIS and GMIB riders are calculated at the time the rider charge is assessed.)

The charge for the LIS or GMIB rider is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. The rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro rata portion of the rider charge will be assessed.

GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE

We offer a Guaranteed Withdrawal Benefit ("GWB") rider that you can select when you purchase the contract. If you elect the GWB rider, a charge is deducted from your account value on each contract anniversary beginning with the first anniversary following your election of the rider. The charge for the GWB rider is equal to 0.25% of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit") on the applicable contract anniversary. The GWB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value, you apply your account value to an annuity option, there is a change in owners, joint owners or annuitants (if the owner is a non-natural person), you cancel the rider in accordance with the cancellation provisions, or the contract terminates (except for a termination due to death), a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of such a change.

SALES CHARGE

We deduct a sales charge from a purchase payment before it is allocated to an investment portfolio and/or the fixed account. The amount of the sales charge depends on your investment on the day we receive your payment. Your investment means the total dollar amount, as of the date we receive your purchase payment, of: (1) your purchase payment; (2) any existing account value in this contract; and (3) the account value of any related accounts. Related accounts for this purpose means all annuity contracts currently in the accumulation phase, issued by us, and any additional investment accounts that qualify as related accounts in accordance with our current administrative policies (determined in consultation with your registered representative's firm), which are owned by you or your spouse or child under age 21 and which have been identified to us by your registered representative's firm as being related accounts. For contracts issued after November 1, 2005, the term "related accounts" means all variable annuity contracts currently in the accumulation phase, issued by us, and publicly offered mutual fund shares approved by your registered representative's firm that are associated with the owner's and joint owner's taxpayer identification number and held in account at your registered representative's firm and for which such firm is the broker-dealer of record for the contract.

To ensure that you are charged the lowest sales charge you are eligible for, be sure to ask your account representative whether any of your investment accounts currently qualify as related accounts and provide the representative with all information necessary to make that determination. Additional purchase payments sent directly to MetLife Investors will be included in the calculation used to determine the sales charge breakpoint, however, since related accounts are documented at your account representative's firm, related accounts may not be included in the calculation. To avoid this, send additional purchase payments for this contract through your registered representative. The sales charge is:


                                      Sales Charge as
Your Investment                percentageof purchase payment
-----------------------       ------------------------------
Less than $50,000             5.75%
$50,000 - 99,999.99           4.50%
$100,000 - 249,999.99         3.50%
$250,000 - 499,999.99         2.50%
$500,000 - 999,999.99         2.00%
$1,000,000 or greater         1.00%



HOW TO REDUCE THE SALES CHARGE

You may be able to lower the sales charge you pay by indicating in writing to us the total amount of purchase payments you intend to make during a 13-month period. You have 13 months from the date we receive the written indication to make the purchase payments you chose as your goal. We will deduct the sales charge based on the total of the purchase payments to be made during the 13-month period if less than the sales charge as set forth above based on your investment. You are not obligated to reach your purchase payment goal. If you do not make the amount of purchase payments you indicated during the 13-month period, we will deduct an additional charge from your contract in the 14th month equal to the difference between the sales charge determined with the intended purchase payments and the sales charge determined with the actual purchase payments made during the 13 months. Any additional sales charge will be deducted during the 14th month from the investment portfolios and the fixed account in the ratio that they bear to the value of your contract. We reserve the right to modify, suspend or terminate this feature at any time.

In addition, we may reduce or eliminate the amount of the sales charge when the contract is sold under circumstances which reduce our sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with MetLife Investors. MetLife Investors may not deduct a sales charge under a contract issued to an officer, director or employee of MetLife Investors or any of its affiliates.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.



5.  ANNUITY PAYMENTS
        (THE INCOME PHASE)
ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:

o  fixed annuity payments, or

o  variable annuity payments, or

o  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.

If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) just before the start of the income phase,

2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and

3)    the performance of the investment portfolios you selected.

At the time you purchase the contract, you select the AIR, which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.

Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.

When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.

In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments.

If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.

There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")

In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

LIFETIME INCOME SOLUTION AND GUARANTEED MINIMUM INCOME BENEFIT

We currently offer the Lifetime Income Solution ("LIS"), which is a rider to the contract that provides a guaranteed minimum income benefit. The LIS is only offered in states where it has been approved for sale. For contracts purchased prior to July 1, 2002, we offered a different guaranteed minimum income benefit ("GMIB"). The LIS is described below and the GMIB is described in Appendix D to the prospectus. You may not have the LIS or GMIB rider and the GWB rider in effect at the same time.

It is important to recognize that the "income base" (as described below) that is guaranteed by the LIS or the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the LIS and the GMIB are designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.

The amount of the benefit is determined by applying the income base (described below) at the time of exercise to the LIS or GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. The annuity rates in the Table are conservative, and the amount of guaranteed minimum lifetime income that the LIS or GMIB produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider.

DESCRIPTION OF LIS

You may exercise the LIS after a 10 year waiting period, but only during the 30-day period following any contract anniversary up to and including the contract anniversary on or following your 85th birthday. You may elect the LIS only at the time you purchase the contract, and you may not be older than age 75 at the time of the purchase. If you have a qualified contract, the commencement of payments is controlled by the plan and the amount of the payment must meet minimum required distribution requirements. Once elected, the rider cannot be terminated except as described below.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following your 85th birthday and 0% thereafter; and

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that withdrawal; or

         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the previous contract anniversary and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.

In determining LIS annuity income, the amount of any premium and other taxes that may apply will be deducted from the income base.

The Highest Anniversary Value does not change after the contract anniversary immediately preceding your 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal. The Annual Increase Amount does not change after the contract anniversary on or following your 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.

OWNERSHIP. While the LIS is effective, if the owner is a natural person, the owner must be the annuitant. If a non- natural person owns the contract, the annuitant will be considered the owner in determining the income base and LIS annuity payments. If joint owners are named, the age of the oldest owner will be used to determine the income base and LIS annuity payments.

EXERCISING THE LIS RIDER. If you exercise the LIS, you must elect to receive annuity payments under one of the following fixed annuity options:

(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:


 Age at Annuitization         Guarantee Period
----------------------       -----------------
          80                         9
          81                         8
          82                         7
          83                         6
       84 and 85                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.

These options are described in the contract and the LIS rider.

If you exercise the LIS, your annuity payments will be the greater of:

o The annuity payment determined by applying the amount of the income base to the LIS Annuity Table, or

o The annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

If you choose not to receive annuity payments as guaranteed under the LIS, you may elect any of the annuity options available under the contract.

TERMINATING THE LIS RIDER. Except as otherwise provided in the LIS rider, the LIS will terminate upon the earliest of:

a) The 30th day following the contract anniversary on or following your 85th birthday;

b)    The date you make a complete withdrawal of your account value;

c) The date you elect to receive annuity payments under the contract and you do not elect to receive annuity payments under the LIS;

d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract, or

e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.

When the LIS rider terminates, the corresponding LIS rider charge terminates.

LIS, GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS

The LIS and GMIB may have limited usefulness in connection with a qualified contract, such as an IRA (see "Federal Income Tax Status - Taxation of Qualified Contracts"), in circumstances where the owner is planning to exercise the LIS or GMIB on a date later than the beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract will have the effect of reducing the income base either on a proportionate or dollar for dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of annuity payments under the LIS or GMIB.

Additionally, the LIS and GMIB may not be appropriate for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other contract which is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases). Under the tax rules, such contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the owner's death. The LIS and GMIB benefit may not be exercised until 10 years after purchase. It is not clear under these rules whether minimum distribution requirements will be met in all cases where income payments under a life contingent annuity (such as provided under the LIS and GMIB) do not begin until after the year following the year of death, as would be the case with an LIS or GMIB benefit purchased by such beneficiary. Even if minimum distribution requirements would be met, the value of such benefit may be adversely impacted or eliminated, depending on the beneficiary's own situation, because of required distributions prior to the time that the benefit could be exercised. You should consult your tax adviser prior to electing the LIS or GMIB rider.

(See Appendix E for examples of the LIS rider.)



6. ACCESS TO YOUR MONEY
You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:

(1)    by making a withdrawal (either a partial or a complete withdrawal);

(2)    by electing to receive annuity payments; or

(3)    when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

o  less any premium or other tax;

o  less any account fee; and

o  less any applicable pro rata LIS, GMIB or GWB rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the fixed account, the EDCA account and the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio, fixed account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

How to withdraw all or part of your account value:

o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")

o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

o  trading on the New York Stock Exchange is restricted;

o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or

o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.



7. LIVING BENEFITS
GUARANTEED WITHDRAWAL BENEFIT

In states where approved, we offer an optional Guaranteed Withdrawal Benefit ("GWB") for an additional charge. Please check with your financial representative for state availability. You may elect the GWB rider at the time you purchase the contract, prior to age 86. Once elected, the GWB cannot be terminated except as described below. You may not elect the GWB if you have elected the LIS rider or previously elected the GMIB rider under your contract.


The GWB guarantees that the entire amount of purchase payments you make until termination of the rider will be returned to you through a series of withdrawals which you may begin taking immediately or at a later time, provided withdrawals in any contract year do not exceed the maximum amount allowed. The total amount you are guaranteed to receive is the "Guaranteed Withdrawal

Amount." This means that regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the purchase payments you made during the time period specified in your rider has been returned to you.

This GWB guarantee applies ONLY IF YOUR ANNUAL WITHDRAWALS ARE LESS THAN OR EQUAL TO THE MAXIMUM AMOUNT ALLOWED, CALLED THE ANNUAL BENEFIT PAYMENT, WHICH IS DESCRIBED IN MORE DETAIL BELOW. However, the GWB does not establish or guarantee an account value or minimum return for any investment portfolio. The Benefit Base (as described below) cannot be taken as a lump sum. Income taxes and penalties may apply to your withdrawals.

IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GWB GUARANTEES THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE GUARANTEED WITHDRAWAL AMOUNT. THIS REDUCTION MAY BE SIGNIFICANT. HOWEVER, THE GWB RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT (WHICH DOES NOT DECREASE DUE TO WITHDRAWALS) UNLESS YOUR BENEFIT BASE, AS DESCRIBED BELOW, EQUALS ZERO OR UNTIL THE TERMINATION OF THE CONTRACT.

DESCRIPTION OF THE GWB BENEFIT BASE. At issue, the Guaranteed Withdrawal Amount is the maximum total amount of money that you are guaranteed to receive over time under the GWB rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial purchase payment. At any subsequent point in time, the Benefit Base is the remaining amount of money that you are guaranteed to receive through annual withdrawals under the GWB rider. Your initial Benefit Base is set at an amount equal to your initial purchase payment. Your Benefit Base will change with each purchase payment made. Also, each withdrawal will reduce your Benefit Base. If negative investment performance reduces your account value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.

The Benefit Base is equal to:

o  Your initial purchase payment;

o  Increased by each subsequent purchase payment made;

o Less the amount of any withdrawals; provided, however, that if a withdrawal from your contract is not payable to the contract owner or contract owner's bank account (or to the annuitant or annuitant's bank account, if the owner is a non-natural person), or results in cumulative withdrawals for the current contract year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the account value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base after the decrease for the withdrawal and your account value after the decrease for the withdrawal.

ANNUAL BENEFIT PAYMENT. The Annual Benefit Payment is the maximum amount of your Benefit Base you may withdraw each contract year without adversely impacting the amount guaranteed to be available to you through withdrawals overtime. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB Withdrawal Rate (5%). The Annual Benefit Payment is reset after each subsequent purchase payment to the greater of: (1) the Annual Benefit Payment before the subsequent purchase payment and (2) the GWB Withdrawal Rate multiplied by the Benefit Base afterthe subsequent purchase payment. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.

It is important that you carefully manage your annual withdrawals. To retain the GWB guarantees, your annual withdrawals cannot exceed the Annual Benefit Payment each contract year. If a withdrawal from your contract does result in annual withdrawals during a contract year exceeding the Annual Benefit Payment or is not payable to the contract owner or contract owner's bank account (or to the annuitant or annuitant's bank account, if the owner is a non-natural person), the Annual Benefit Payment will be recalculated and may be reduced. The new Annual Benefit Payment will equal the lower of: (1)the Annual Benefit Payment before the withdrawal and (2) your account value after the decrease for the withdrawal multiplied by the GWB Withdrawal Rate. This reduction may be significant.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 5% of your Benefit Base and you withdraw 3% one year, you cannot then withdraw 7% the next year without exceeding your Annual Benefit Payment.

For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. A beneficiary under a decedent's IRA (or where otherwise offered, under any other contract that is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases) may be required to take such withdrawals which must commence, in accordance with tax regulations, by the end of the calendar year following the year of the owner's death. These required distributions may be larger than the Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED
REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE
AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION
RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial purchase payment. The Guaranteed Withdrawal Amount may increase with additional purchase payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the purchase payment and (2) the Benefit Base after the purchase payment. Withdrawals do not decrease the Guaranteed Withdrawal Amount. If your Guaranteed Withdrawal Amount increases, the amount of the GWB rider charge we deduct will increase since the charge is a percentage of your Guaranteed Withdrawal Amount.

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.

CANCELLATION. You (or your spouse, upon spousal continuation of the contract) may elect to cancel the GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following the 5th contract anniversary. Such cancellation will take effect upon our receipt of the request. Otherwise, the rider may not be canceled. If the GWB rider is canceled, it may not be re-elected.

TERMINATION. The GWB rider will terminate upon the earliest business day we:

(1) process your request for a total withdrawal of your account value;

(2) process your request to apply your account value to an annuity option;

(3) determine that your account value is not sufficient to pay the charge for the GWB rider (whatever account value is available will be applied to pay the annual GWB rider charge);

(4) receive due proof of the owner's death and a beneficiary claim form, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the annuitant dies if the owner is a non-natural person; note: (1) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the GWB rider is in effect at the time of continuation), all terms and conditions of the GWB rider will apply to the surviving spouse; and
(2) we will not terminate the rider until we receive both due proof of the owner's death and a beneficiary claim form (from certain beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the GWB rider charge until we receive this information;

(5) process a change in owners, joint owners, or annuitants (if the owner is a non-natural person);

(6) process the termination of your contract; or

(7) process your request for cancellation of the GWB rider.

ADDITIONAL INFORMATION. If you take a full withdrawal of your account value and the withdrawal does not exceed the Annual Benefit Payment, or your account value is reduced to zero because you do not have a sufficient account value to pay the GWB rider charge and your Benefit Base after the withdrawal is more than zero, we will commence making payments to the owner or joint owner (or the annuitant if the owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but


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


not less frequently than annually) until the Benefit Base is exhausted. The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the joint owner (or the annuitant if the owner is a non-natural person) dies while these payments are being made, your beneficiary will receive these payments. No other death benefit will be paid.

If you cancel the rider or apply your entire account value to an annuity option, we will not deduct the GWB rider charge from your account value after we deduct the charge on the effective date of the cancellation or the application of your account value to an annuity option. We will not pay any benefits as a result of the rider on or after the effective date of the cancellation or the application of your account value to an annuity option.

If the owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the GWB rider is in effect, your beneficiary may elect to receive the Benefit Base as a death benefit instead of the standard death benefit, the Annual Step-Up death benefit or the Compounded-Plus death benefit, if those benefits had been purchased by the owner(s). Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit shall be payable under the GWB rider.

If the beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing. If the contract is a nonqualified contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the owner (or the annuitant, where the owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to
Section 72(s)). If you terminate the GWB rider because: (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the GWB rider charge; or (3) the contract owner or joint owner (or the annuitant if the owner is a non-natural person) dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional purchase payments under the contract.

(See Appendix F for examples of the GWB.)



8. PERFORMANCE
We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, sales charge and LIS, GMIB or GWB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures that reflect the deduction of the separate account product charges (including death benefit rider charges), account fee, sales charges, LIS, GMIB or GWB rider charge and the investment portfolio expenses. MetLife Investors will show performance that reflects both the maximum sales charge (5.75% of the purchase payment) and the minimum sales charge (1.00% of the purchase payment).

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, the performance for the investment portfolios may be shown for the period commencing from the


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


inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

We may advertise the LIS rider or the GWB rider using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.



9. DEATH BENEFIT
UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, you can select the optional Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider and you can also select the Additional Death Benefit-Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select these optional death benefit riders. For contracts issued prior to May 1, 2004, the Annual Step-Up is the standard death benefit for your contract. The death benefits are described below. Check your contract and riders for the specific provisions applicable. One or more optional death benefits may not be available in your state (check with your registered representative regarding availability). The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION

The death benefit will be the greater of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP

If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:

(1)    the account value; or

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


(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

(3)    the highest anniversary value, as defined below.

On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and

o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS

If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:

(1)    the account value; or

(2)    the enhanced death benefit.

The enhanced death benefit is the greater of (a) or (b) below:

    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and

    (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change.


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


          For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).

ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT

The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).

Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit under your contract; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

                               Benefit Percentage


   Issue Age                   Percentage
-----------------------
   Ages 69 or younger        40%
   Ages 70-79                25%
   Ages 80 and above          0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.

If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later


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


than the end of the calendar year immediately following the year of death.

We may also offer a payment option, for both non-tax qualified contracts and certain tax qualified contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other tax qualified or non-tax qualified contracts, depending on which type of contract you own, held in the name of the decedent. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION

If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts (see "Federal Income Tax Status").



10. FEDERAL INCOME TAX STATUS
The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract, such as any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) and certain living benefits (E.G., the GWB rider), may be considered as deemed distributions subject to immediate taxation. We currently intend to treat these charges as an intrinsic part of the annuity contract and we do not tax report these charges as taxable income. However, it is possible that this may change in the future if we determine that such reporting is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if greater than the account value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross account value rather than the Benefit Base at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross account value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

o  made on or after the taxpayer reaches age 59 1/2;

o  made on or after the death of an owner;

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


o  attributable to the taxpayer's becoming disabled;

o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

o under certain immediate income annuities providing for substantially equal payments made at least annually.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet


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these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A


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


10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the


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


account value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:

o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.



11. OTHER INFORMATION
METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.


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We are a member of the Insurance Marketplace Standards Association (IMSA).
Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

A SEPARATE ACCOUNT, MetLife Investors Variable Annuity Account Five (Separate Account), has been established to hold the assets that underlie the contracts. The Board of Directors of MetLife Investors Insurance Company of California (MetLife Investors of California) adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, the Separate Account became a separate account of MetLife Investors, maintained under Missouri law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

Certain investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular investment portfolio.

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of purchase payments allocated to the American Funds Global Growth Fund for the services it provides in marketing the Fund's shares in connection with the contract.

SELLING FIRMS

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional purchase payments by selling firms is 7% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions beginning in year two up to 0.25% of account


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value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with selling firms identified in the Statement of Additional Information.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2005, as well as the range of additional compensation paid.)

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

Requests for service may be made:

o  Through your registered representative

o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday

o  In writing to our Annuity Service Center

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


o  By fax at (515) 457-4400 or

o  By Internet at www.metlifeinvestors.com

All other requests must be in written form, satisfactory to us.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.

CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.

These rights include the right to:

o  change the beneficiary.

o change the annuitant before the annuity date (subject to our underwriting and administrative rules).

o  assign the contract (subject to limitation).

o  change the payment option.

o exercise all other rights, benefits, options and privileges allowed by the contract or us.

The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under the LIS or GMIB riders (see "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit").

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.


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


If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI. The financial statements of General American Life have also been included in the SAI.


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Custodian
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Tax Status of the Contracts
     Condensed Financial Information
     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. Chart 1 presents accumulation unit values for the lowest possible combination of separate account product charges and death benefit rider charges. Chart 2 presents accumulation unit values for the highest possible combination of such charges. The SAI contains the accumulation unit values for all other possible combinations of separate account product charges and death benefit rider charges. (See "Cover Page" for how to obtain a copy of the SAI.)

CHART 1



                                           0.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                                ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                               UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                BEGINNING OF       END OF      OUTSTANDING AT
                                                                                   PERIOD          PERIOD      END OF PERIOD
                                                                              --------------- --------------- ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       15.324801       15.882746       7,754.2451
=============                                               ==== ==========       =========       =========     ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       15.626532       16.843427           0.0000
=============                                               ==== ==========       =========       =========     ============
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.400969       14.074683      22,786.8431
   01/01/2005                                                to  12/31/2005       14.074683       14.521417     106,029.8860
=============                                               ==== ==========       =========       =========     ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       16.805659       17.982788      11,712.3582
   01/01/2005                                                to  12/31/2005       17.982788       18.115331      50,242.5770
=============                                               ==== ==========       =========       =========     ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       46.025646       51.209751       7,463.1472
   01/01/2005                                                to  12/31/2005       51.209751       52.552136      31,432.8839
=============                                               ==== ==========       =========       =========     ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        8.970562       10.004177       1,657.1208
   01/01/2005                                                to  12/31/2005       10.004177       10.384527      14,075.0732
=============                                               ==== ==========       =========       =========     ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       21.077433       24.662779       5,822.6139
   01/01/2005                                                to  12/31/2005       24.662779       26.448796      34,659.6756
=============                                               ==== ==========       =========       =========     ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        9.952696       11.476939       1,900.8175
   01/01/2005                                                to  12/31/2005       11.476939       13.262117      15,874.3451
=============                                               ==== ==========       =========       =========     ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                           0.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                            ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                           UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                            BEGINNING OF         END OF        OUTSTANDING AT
                                                                               PERIOD            PERIOD        END OF PERIOD
                                                                          ---------------   ---------------   ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       10.200992         10.203516         1,194.3248
   01/01/2005                                            to  04/30/2005       10.203516         10.238536             0.0000
=============                                           ==== ==========       =========         =========        ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        8.168753          8.908036        18,825.7795
=============                                           ==== ==========       =========         =========        ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       11.912566         12.400896        14,012.4245
   01/01/2005                                            to  12/31/2005       12.400896         12.585142        46,633.7392
=============                                           ==== ==========       =========         =========        ===========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       13.347029         15.544249             0.0000
   01/01/2005                                            to  12/31/2005       15.544249         16.938261           352.5400
=============                                           ==== ==========       =========         =========        ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        9.999384         10.521679        57,740.0015
=============                                           ==== ==========       =========         =========        ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005       51.809276         52.255738             0.0000
=============                                           ==== ==========       =========         =========        ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                            to  12/31/2005       10.239069         10.391647        11,979.3134
=============                                           ==== ==========       =========         =========        ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       10.750516         11.586807        15,928.6733
   01/01/2005                                            to  12/31/2005       11.586807         12.133369        65,458.2786
=============                                           ==== ==========       =========         =========        ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                            to  12/31/2004       30.656247         33.147513           967.9711
   01/01/2005                                            to  12/31/2005       33.147513         36.235212        11,951.7420
=============                                           ==== ==========       =========         =========        ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        4.203893          5.071509        22,846.0027
=============                                           ==== ==========       =========         =========        ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                            to  12/31/2004        4.337440          4.547654         9,393.3054
   01/01/2005                                            to  04/30/2005        4.547654          4.191750             0.0000
=============                                           ==== ==========       =========         =========        ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       41.065559         44.845307         6,900.2749
   01/01/2005                                            to  12/31/2005       44.845307         45.780077        26,481.0673
=============                                           ==== ==========       =========         =========        ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005       15.148999         17.818958        12,453.0819
=============                                           ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                         0.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                             NUMBER OF
                                                                        ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                       UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                        BEGINNING OF         END OF        OUTSTANDING AT
                                                                           PERIOD            PERIOD        END OF PERIOD
                                                                      ---------------   ---------------   ---------------
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                        to  12/31/2004       12.102493         13.403715        15,893.8612
   01/01/2005                                        to  12/31/2005       13.403715         14.036301        51,644.2532
=============                                       ==== ==========       =========         =========        ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                        to  12/31/2004       49.631033         54.106461         1,135.1572
   01/01/2005                                        to  12/31/2005       54.106461         56.511006         2,379.5756
=============                                       ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2



                                           1.35% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                                ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                               UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                BEGINNING OF       END OF      OUTSTANDING AT
                                                                                   PERIOD          PERIOD      END OF PERIOD
                                                                              --------------- --------------- ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       14.605718       15.088051       1,887.1663
=============                                               ==== ==========       =========       =========       ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       14.893241       16.000605           0.0000
=============                                               ==== ==========       =========       =========       ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.326258       13.934369       3,833.3420
   01/01/2005                                                to  12/31/2005       13.934369       14.290899       7,341.9007
=============                                               ==== ==========       =========       =========       ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       16.016901       17.070755       2,835.6004
   01/01/2005                                                to  12/31/2005       17.070755       17.093990       6,230.5613
=============                                               ==== ==========       =========       =========       ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       42.216839       46.785480       2,265.8015
   01/01/2005                                                to  12/31/2005       46.785480       47.725495       5,541.1266
=============                                               ==== ==========       =========       =========       ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        8.798771        9.773621           0.0000
   01/01/2005                                                to  12/31/2005        9.773621       10.084695       3,867.3909
=============                                               ==== ==========       =========       =========       ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       20.246338       23.596288       2,418.4356
   01/01/2005                                                to  12/31/2005       23.596288       25.154161       5,523.0118
=============                                               ==== ==========       =========       =========       ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        9.762042       11.212402       1,387.1417
   01/01/2005                                                to  12/31/2005       11.212402       12.879180       1,791.8166
=============                                               ==== ==========       =========       =========       ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       10.005679        9.968418         543.8745
   01/01/2005                                                to  04/30/2005        9.968418        9.983084           0.0000
=============                                               ==== ==========       =========       =========       ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                to  12/31/2005        7.964511        8.650849           0.0000
=============                                               ==== ==========       =========       =========       ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       11.684520       12.115215       2,982.6942
   01/01/2005                                                to  12/31/2005       12.115215       12.221861       9,196.4568
=============                                               ==== ==========       =========       =========       ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.720544       14.755826           0.0000
   01/01/2005                                                to  12/31/2005       14.755826       15.983273           0.0000
=============                                               ==== ==========       =========       =========       ==========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                          1.35% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                               NUMBER OF
                                                                          ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                         UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                          BEGINNING OF         END OF        OUTSTANDING AT
                                                                             PERIOD            PERIOD        END OF PERIOD
                                                                        ---------------   ---------------   ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                          to  12/31/2005        9.998890         10.479411            29.1782
=============                                         ==== ==========       =========         =========        ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                          to  12/31/2005       45.485755         45.695584             0.0000
=============                                         ==== ==========       =========         =========        ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                          to  12/31/2005        9.983111         10.091655             0.0000
=============                                         ==== ==========       =========         =========        ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                          to  12/31/2004       10.621775         11.402596         6,825.0050
   01/01/2005                                          to  12/31/2005       11.402596         11.869251        15,040.9420
=============                                         ==== ==========       =========         =========        ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                          to  12/31/2004       28.956126         31.184935            12.7274
   01/01/2005                                          to  12/31/2005       31.184935         33.886562         1,147.3817
=============                                         ==== ==========       =========         =========        ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                          to  12/31/2005        4.079356          4.901758         9,863.1880
=============                                         ==== ==========       =========         =========        ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                          to  12/31/2004        4.234216          4.421800         7,013.7120
   01/01/2005                                          to  04/30/2005        4.421800          4.067773             0.0000
=============                                         ==== ==========       =========         =========        ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                          to  12/31/2004       37.079489         40.331611         1,036.7037
   01/01/2005                                          to  12/31/2005       40.331611         40.926701         1,373.4349
=============                                         ==== ==========       =========         =========        ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                          to  12/31/2005       14.424389         16.899352             0.0000
=============                                         ==== ==========       =========         =========        ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                          to  12/31/2004       12.029388         13.269864         3,260.2617
   01/01/2005                                          to  12/31/2005       13.269864         13.813260         7,942.8503
=============                                         ==== ==========       =========         =========        ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                          to  12/31/2004       45.018747         48.883437           504.6205
   01/01/2005                                          to  12/31/2005       48.883437         50.751364         1,099.6605
=============                                         ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds ("AIM VI"):
AIM VI Capital Appreciation Fund (Series I); and AIM International Growth Fund (Series I) (closed effective May 1, 2002); (b) Met Investors Series Trust: T. Rowe Price Mid Cap Growth Portfolio (closed effective May 1, 2003); for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class A) (closed effective May 1, 2004); Jennison Growth Portfolio (closed effective May 1, 2005); and Legg Mason Value Equity Portfolio (closed effective May 1, 2006); (c) Franklin Templeton Variable Insurance Products Trust:
Templeton Foreign Securities Fund (closed effective May 1, 2003); (d) Metropolitan Series Fund, Inc.: FI International Stock Portfolio (formerly Putnam International Stock Portfolio) (closed effective December 19, 2003); T. Rowe Price Small Cap Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio (closed effective May 1, 2004); and (e) Putnam Variable Trust (Class
IB): Putnam VT Growth and Income Fund (closed effective May 1, 2006). Franklin Templeton Variable Insurance Products Trust (Class 2): Templeton Growth Securities Fund was closed effective May 1, 2002 and reopened effective May 1, 2006.

Effective as of April 28, 2003, the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS (Reg. TM) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Franklin Templeton Variable Insurance Products Trust: Franklin Small Cap Fund (closed effective May 1, 2002) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.; Templeton Global Income Securities Fund (closed effective May 1, 2002) was replaced with the PIMCO Total Return Portfolio (Class B) of Met Investors Series Trust; Franklin Large Cap Growth Securities Fund (closed effective May 1, 2003) was replaced with the T. Rowe Price Large Cap Portfolio (Class B) of the Metropolitan Series Fund, Inc. and; Mutual Shares Securities Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of Met Investors Series Trust; and (b) AIM Variable Insurance Funds: for contracts issued prior to May 1, 2002, AIM V.I. Premier Equity Fund (Series I) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A), and for contracts issued on and after May 1, 2002, the AIM V.I. Premier Equity Fund (Series II) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust.

Effective as of November 22, 2004, the following investment portfolios were merged: J.P. Morgan Select Equity Portfolio of the Met Investors Series Trust merged into the Capital Guardian U.S. Equity Portfolio of the Metropolitan Series Fund, Inc.; and J.P. Morgan Quality Bond Portfolio of Met Investors Series Trust merged into the PIMCO Total Return Portfolio of Met Investors Series Trust.

Effective as of May 1, 2005, the following portfolios were merged: Met/Putnam Voyager Portfolio merged into the Jennison Growth Portfolio; and Money Market Portfolio merged into the BlackRock Money Market Portfolio.

Effective as of May 1, 2006, Metropolitan Series Fund, Inc.: MFS (Reg. TM) Investors Trust Series (closed effective May 1, 2003) merged into Met Investors Series Trust: Legg Mason Value Equity Portfolio (Class B).

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES
(CLASS 2)

American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND*

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.

* The portfolio is expected to be available on or about November 13, 2006.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisers Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

TEMPLETON GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)

Met Investors Series Trust is managed by Met Investors Advisory, LLC, (Met Investors Advisory), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or Class A, as noted, portfolios are available under the contract:

LORD ABBETT AMERICA'S VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett America's Value Portfolio seeks current income and capital appreciation.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER MID-CAP VALUE PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Mid-Cap Value Portfolio seeks capital appreciation.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

MET/PUTNAM CAPITAL OPPORTUNITIES PORTFOLIO

SUBADVISER: Putnam Investment Management, LLC

INVESTMENT OBJECTIVE: The Met/Putnam Capital Opportunities Portfolio seeks to provide a high total return from a portfolio of equity securities of small and mid-sized companies.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO (formerly Lord Abbett Growth Opportunities Portfolio)

SUBADVISER: Morgan Stanley Investment Management Inc. (formerly Lord, Abbett & Co. LLC)

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate ofMetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

MFS (Reg. TM) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: The Fund seeks current income. Capital growth is a secondary objective when consistent with seeking current income.

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital primarily through its investments in underlying portfolios that invest primarily in equity securities and secondarily through its investments in underlying portfolios that invest primarily in fixed income securities.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital through its investments in underlying portfolios that invest primarily in equity securities.

APPENDIX C
EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS
In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.

6-MONTH EDCA
The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 net purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second net purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second net purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                12000                   2000                  10000                10000
    2                                        2000                   8095                 8095
    3                                        2000                   6172                 6172
    4                 6000                   3000                   9230                 3230               6000
    5                                        3000                   6309                  261               6048
    6                                        3000                   3359                    0               3359
    7                                        3000                    386                    0                386
    8                                         389                      0                    0                  0
    9                                           0                      0                    0                  0
   10                                           0                      0                    0                  0
   11                                           0                      0                    0                  0
   12                                           0                      0                    0                  0
   13                                           0                      0                    0                  0
   14                                           0                      0                    0                  0
   15                                           0                      0                    0                  0

12-MONTH EDCA
The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 net purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x

(1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 6th month, a second net purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second net purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                24000                   2000                  22000                22000
    2                                        2000                  20209                20209
    3                                        2000                  18401                18401
    4                                        2000                  16575                16575
    5                                        2000                  14732                14732
    6                12000                   3000                  23872                11872              12000
    7                                        3000                  21801                 8985              12096
    8                                        3000                  18262                 6070              12192
    9                                        3000                  15417                 3128              12289
   10                                        3000                  12545                  157              12387
   11                                        3000                   9645                    0               9645
   12                                        3000                   6722                    0               6722
   13                                        3000                   3776                    0               3776
   14                                        3000                    806                    0                806
   15                                         812                      0                    0                  0

APPENDIX D
DESCRIPTION OF GMIB
The Guaranteed Minimum Income Benefit (GMIB) rider was only offered under the contracts prior to July 1, 2002. If you elected the GMIB under your contract, you may not terminate it. You may exercise the GMIB after a 10-year waiting period, but only during the 30-day period following any contract anniversary up to and including the contract anniversary on or following your 85th birthday.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) minus (c) below:

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. The "Highest Anniversary Value" is increased by additional purchase payments and will be reduced by the percentage reduction in account value caused by subsequent partial withdrawals. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be reset equal to the greater of the Highest Anniversary Value at that time or the account value on the date of the recalculation. After your 81st birthday, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced by the percentage reduction in account value caused by subsequent partial withdrawals.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each partial withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal; or

         (2) If total withdrawals in a contract year are 6% or less of the Annual Increase Amount on the issue date or previous contract anniversary, if later, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.

(c)    An amount equal to premium and other taxes.

THE INCOME BASE IS NOT AVAILABLE FOR WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND CHARGES FOR THE GMIB RIDER.

OWNERSHIP. While the GMIB rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then the annuitant will deemed to be the owner in determining the income base and GMIB payments. If joint owners are named, the age of the oldest owner will be used to determine the income base.

EXERCISING THE GMIB RIDER. When you elect to receive annuity payments under the GMIB, you have your choice of two fixed annuity options:

o A life annuity with a ten year period certain (period certain shortens for ages 80 and above); or

o  A joint survivor life annuity with a 10 year period certain.

TERMINATING THE GMIB RIDER. The GMIB rider will terminate upon the earliest of:


o The date you elect to receive annuity payments either under the GMIB rider or the contract;

o The 30th day following the contract anniversary immediately after your 85th birthday;

o  The date you make a complete withdrawal of your account value;

o Death of the owner or death of the annuitant if a non-natural person owns the contract; or

o  Change of the owner, for any reason, unless we otherwise agree.

MetLife Investors currently waives the contractual requirement that terminates the GMIB rider in the event of the death of the owner in circumstances where the spouse of the owner elects to continue the contract. (See "Death Benefit - General Death Benefit Provisions.") In such event the GMIB rider will automatically continue unless the spouse elects to terminate the rider. We are permanently waiving this requirement with respect to purchasers of the contract offered by this prospectus who have elected the GMIB rider.

When the GMIB rider terminates, the corresponding GMIB rider charge terminates.

APPENDIX E
LIFETIME INCOME SOLUTION EXAMPLES
The purpose of these examples is to illustrate the operation of the Lifetime Income Solution. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.

(1) THE 5% ANNUAL INCREASE AMOUNT

    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------

    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]





    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Lifetime Income Solution Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE LIFETIME INCOME SOLUTION PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(2) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------

    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]

    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Lifetime Income Solution Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE LIFETIME INCOME SOLUTION PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(3) PUTTING IT ALL TOGETHER

    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Lifetime Income Solution may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.


[GRAPHIC APPEARS HERE]





    With the Lifetime Income Solution, the income base is applied to special, conservative guaranteed minimum income benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Lifetime Income Solution, you will have paid for the Lifetime Income Solution although it was never used.

[GRAPHIC APPEARS HERE]

APPENDIX F
GUARANTEED WITHDRAWAL BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

A.   How Withdrawals Affect the Benefit Base

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000. Assume that the account value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $100,000 - $10,000 = $90,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $100,000 exceeds the Benefit Base of $90,000, no further reduction to the Benefit Base is made.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000. Assume that the account value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $90,000 and the account value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $80,000 is less than the Benefit Base of $90,000, a further reduction of the $10,000 difference is made, bringing the Benefit Base to $80,000.

B. How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If $5,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $75,000. If a subsequent purchase payment of $10,000 were made the next day, the Benefit Base would be increased to $75,000 + $10,000 = $85,000. The Annual Benefit Payment would be reset to the greater of a) $5,000 (the Annual Benefit Payment before the second purchase payment) and b) $4,250 (5% multiplied by the Benefit Base after the second purchase payment). In this case, the Annual Benefit Payment would remain at $5,000.

C.   How Withdrawals Affect the Annual Benefit Payment

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the account value by an additional $1,000, the account value would be reduced to $100,000 - $9,000 - $1,000 = $90,000.
     Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $5,000, the Annual Benefit Payment would be reset to the lower of a) $5,000 (the Annual Benefit Payment before the withdrawal) and b) $4,500 (5% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would be reset to $4,500.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If a withdrawal of $10,000 was made two years later after the account value had increased to $150,000, the account value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000, the Annual Benefit Payment would be reset to the lower of a) $5,000 (the Annual Benefit Payment before the withdrawal) and b) $7,000 (5% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would remain at $5,000.

D. How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount

An initial purchase payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $100,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $75,000. If a subsequent purchase payment of $10,000 was made, the Benefit Base would be increased to $75,000 + $10,000 = $85,000. The Guaranteed Withdrawal Amount would be reset to the greater of a) $100,000 (the Guaranteed Withdrawal Amount before the second purchase payment) and b) $85,000 (the Benefit Base after the second purchase payment). In this case, the Guaran- teed Withdrawal Amount would remain at $100,000.

E.   Putting It All Together

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000, the Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000. Assume that the Benefit Base was reduced to $85,000 due to 3 years of withdrawing $5,000 each year and assume that the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $5,000 at this time, your account value would be reduced to $50,000 - $5,000 = $45,000. Your Benefit Base would be reduced to $85,000 - $5,000 = $80,000. Since the withdrawal of $5,000 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $100,000 and the Annual Benefit Payment would remain at $5,000.

                      [CHART]

Annual
Benefit      Actual         Account       Benefit
Payment     Withdrawals      Value         Base
--------    -----------    ----------   ----------
$    0        $    0        $100,000     $100,000
 5,000         5,000          85,000       95,000
 5,000         5,000          68,000       90,000
 5,000         5,000          50,000       85,000
 5,000         5,000          45,000       80,000
 5,000         5,000          40,000       75,000
 5,000         5,000          35,000       70,000
 5,000         5,000          30,000       65,000
 5,000         5,000          25,000       60,000
 5,000         5,000          20,000       55,000
 5,000         5,000          15,000       50,000
 5,000         5,000          10,000       45,000
 5,000         5,000           5,000       40,000
 5,000         5,000               0       35,000
 5,000         5,000               0       30,000
 5,000         5,000               0       25,000
 5,000         5,000               0       20,000
 5,000         5,000               0       15,000
     0             0               0       15,000

  2.   When Withdrawals Do Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000, the Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000. Assume that the Benefit Base was reduced to $85,000 due to 3 years of withdrawing $5,000 each year. Assume the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $85,000 - $10,000 = $75,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000 and the resulting Benefit Base would be greater than the resulting account value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the account value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $5,000 and 5% x $40,000 = $2,000. The Guaranteed Withdrawal Amount would remain at $100,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.

                             [CHART]

   Annual
   Benefit          Actual           Account           Benefit
   Payment        Withdrawals         Value             Base
  ---------       -----------       ---------        ----------
   $    0          $     0          $100,000          $100,000
    5,000            5,000            85,000            95,000
    5,000            5,000            68,000            90,000
    5,000            5,000            50,000            85,000
    5,000           10,000            40,000            40,000
    2,000            2,000            38,000            38,000
    2,000            2,000            36,000            36,000
    2,000            2,000            34,000            34,000
    2,000            2,000            32,000            32,000
    2,000            2,000            30,000            30,000
    2,000            2,000            28,000            28,000
    2,000            2,000            26,000            26,000
    2,000            2,000            24,000            24,000
    2,000            2,000            22,000            22,000
    2,000            2,000            20,000            20,000
    2,000            2,000            18,000            18,000
    2,000            2,000            16,000            16,000
    2,000            2,000            14,000            14,000
    2,000            2,000            12,000            12,000

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                    SUPPLEMENT DATED NOVEMBER 9, 2009 TO THE
                       STATEMENT OF ADDITIONAL INFORMATION
                             DATED NOVEMBER 9, 2006

I. COMBINATION OF SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN THE STATEMENT OF ADDITIONAL INFORMATION TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

If you have any questions, please contact us at 1-800-709-2811.

II. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following replaces the "EXPERT" section in its entirety:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Sub-Accounts of MetLife Investors Variable Annuity Account One included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of MetLife Investors Insurance Company (the "Company") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Statement of Additional Information have been

                                                                SUPP-SAIAC51109A
audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements, and the related financial statement schedules, incorporated in this Statement of Additional Information by reference from the MetLife, Inc. and subsidiaries' ("MetLife") Annual Report on Form 10-K, and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which
(1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

III. COMPANY

The paragraph appearing in the COMPANY section, relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

IV. ADDITIONAL INFORMATION

As noted in the COMPANY section of the Statement of Additional Information, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by Securities and Exchange Commission ("SEC") rules, we are incorporating into the Statement of Additional Information the following documents which have been filed with the SEC, which means these documents are legally part of the Statement of Additional Information:

The consolidated financial statements and financial schedules from MetLife, Inc. and subsidiaries Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.
           -----------

You should only consider MetLife, Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above, as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

Financial statements of the Registrant, Depositor and Guarantor will be filed by amendment.

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY


                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                      AND


                      METLIFE INVESTORS INSURANCE COMPANY


                                    CLASS A

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 9, 2006, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.


THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.


THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 9, 2006.


SAI-1106CAA

TABLE OF CONTENTS                                                         PAGE


COMPANY .....................................................       2
EXPERTS .....................................................       2
CUSTODIAN ...................................................       3
DISTRIBUTION ................................................       3
CALCULATION OF PERFORMANCE INFORMATION ......................       4
     Total Return ...........................................       4
     Historical Unit Values .................................       5
     Reporting Agencies .....................................       5
ANNUITY PROVISIONS ..........................................       5
     Variable Annuity .......................................       5
     Fixed Annuity ..........................................       7
     Mortality and Expense Guarantee ........................       7
     Legal or Regulatory Restrictions on Transactions .......       7
TAX STATUS OF THE CONTRACTS .................................       7
CONDENSED FINANCIAL INFORMATION .............................       9
FINANCIAL STATEMENTS ........................................      37

COMPANY

MetLife Investors Insurance Company (MetLife Investors or the Company) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidiary of MetLife. MetLife, through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.


On December 31, 2002, MetLife entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc. without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.


General American Life Insurance Company has entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life Insurance Company would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.


We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.


We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.




EXPERTS

The consolidated financial statements of MetLife Investors Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts as required by new accounting guidance which became effective on January 1, 2004), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.


The financial statements of the sub-accounts of MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 100 South 4th Street, St. Louis, Missouri 63102.


The consolidated financial statements of General American Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.




CUSTODIAN

MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.


DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.


The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.


MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.



Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:




                                                 Aggregate Amount of
                                                 Commissions Retained
                     Aggregate Amount of         by Distributor After
                     Commissions Paid to         Payments to Selling
Fiscal year              Distributor                    Firms
-------------       ---------------------       ---------------------
2003                $11,225,106                 $0
2004                $ 9,014,241                 $0
2005                $ 7,986,011                 $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amount may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2005 ranged from $4,122,607 to $1,000. The amount of commissions paid to selected selling firms during 2005 ranged from $26,272,688 to $0. The amount of total compensation (includes non-commission and commission amounts) paid to selected selling firms during 2005 ranged from $30,302,543 to $1,000. For purposes of calculating such amounts, the amount of compensation received by a selling firm may include additional compensation received by the firm for the sale of insurance products issued by our affiliates within the MetLife Investors group of companies (First MetLife Investors Insurance Company, MetLife Investors USA Insurance
Company and MetLife Investors Insurance Company of California).


The following list sets forth the names of selling firms that received additional compensation in 2005 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the contracts). The selling firms are listed in alphabetical order.


A.G. Edwards & Sons, Inc.
Commonwealth
Edward Jones
Firstar Investments
HSBC Brokerage
J.J.B Hilliard, W.L. Lyons, Inc.
Linsco Private Ledger
RBC Dain Rauscher, Inc.
Stifer, Nicolaus & Co., Incorporated
UBS Financial Services
Vision Investment Services
Wachovia Securities, LLC


There are other broker dealers who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.


CALCULATION OF PERFORMANCE INFORMATION


TOTAL RETURN


From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.


Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges (including death benefit rider charges), the expenses for the underlying investment portfolio being advertised, and any applicable account fee, GMIB or GWB rider charge, and/or sales charge. For purposes of calculating performance information, the GWB rider charge is reflected as a percentage of account value. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


  P (1 + T)n = ERV


Where:


  P = a hypothetical initial payment of $1,000


  T = average annual total return


  n = number of years


  ERV =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.


The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of sales charge, GMIB or GWB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.



HISTORICAL UNIT VALUES


The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.


In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.



REPORTING AGENCIES


The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.


The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.


The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.


Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.




ANNUITY PROVISIONS


VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.


The Adjusted Contract Value (contract value, less any applicable premium taxes, account fee, and prorated GMIB or GWB rider charge, if any) will be applied to the applicable Annuity Table to determine the first annuity payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first variable annuity payment is determined as follows:
The first variable annuity payment will be based upon the annuity option elected, the annuitant's age and sex, and the appropriate variable annuity option table. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.


The dollar amount of variable annuity payments after the first payment is determined as follows:


1. the dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.


ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.


The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which offsets the assumed investment return used to develop the variable annuity tables.


(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.


(2) the fixed number of annuity units is multiplied by the annuity unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.


NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:


A is (i)    the net asset value per share of the portfolio at the end of the current business day; plus

      (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current business day.

B is     the net asset value per share of the portfolio for the immediately preceding business day.

C is (i)    the separate account product charges and for each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus

      (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:


o  You may not make a transfer from the fixed account to the Separate Account;

o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

o You may make a transfer from the variable annuity option to the fixed annuity option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the fixed annuity option will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.


FIXED ANNUITY


A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table.



MORTALITY AND EXPENSE GUARANTEE


The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.



LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS


If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.




TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.


REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.


The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


Other rules may apply to Qualified Contracts.


MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements;

therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.


MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. The charts present accumulation unit values based upon which riders you select. The charts are in addition to the charts in the prospectus.


Class A

                                  1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                     ACCUMULATION
                         UNIT
                        VALUE                                  NUMBER OF
                          AT             ACCUMULATION         ACCUMULATION
                      BEGINNING         UNIT VALUE AT            UNITS
                          OF                END OF           OUTSTANDING AT
                        PERIOD              PERIOD           END OF PERIOD
                    -------------      ---------------      ---------------
AIM VARIABLE INSURANCE FUNDS
AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  05/14/2001              to           12/31/2001              12.551005          11.211653       7.9675
  01/01/2002              to           12/31/2002              11.211653           8.396437       7.9675
  01/01/2003              to           12/31/2003               8.396437          10.766938       0.0000
  01/01/2004              to           12/31/2004              10.766938          11.365819       0.0000
  01/01/2005              to           12/31/2005              11.365819          12.247363       0.0000
============        =============      ==========              =========          =========       ======
AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  05/14/2001              to           12/31/2001              11.001105           9.577854       9.0900
  01/01/2002              to           12/31/2002               9.577854           7.996152       9.0900
  01/01/2003              to           12/31/2003               7.996152          10.217395       0.0000
  01/01/2004              to           12/31/2004              10.217395          12.543717       0.0000
  01/01/2005              to           12/31/2005              12.543717          14.645805       0.0000
============        =============      ==========              =========          =========       ======
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001              to           12/31/2001              10.033806           8.940798       9.9663
  01/01/2002              to           12/31/2002               8.940798           7.208702       9.9663
  01/01/2003              to           12/31/2003               7.208702           9.436057       0.0000
  01/01/2004              to           12/31/2004               9.436057          11.072860       0.0000
  01/01/2005              to           12/31/2005              11.072860          12.077799       0.0000
============        =============      ==========              =========          =========       ======
TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001              to           12/31/2001              13.265252          12.980355       7.5385
  01/01/2002              to           12/31/2002              12.980355          10.475037       7.5385
  01/01/2003              to           12/31/2003              10.475037          13.703613       0.0000
  01/01/2004              to           12/31/2004              13.703613          15.741194       0.0000
  01/01/2005              to           12/31/2005              15.741194          16.966367       0.0000
============        =============      ==========              =========          =========       ======

                                    1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                     ACCUMULATION
                         UNIT
                        VALUE                                  NUMBER OF
                          AT             ACCUMULATION         ACCUMULATION
                      BEGINNING         UNIT VALUE AT            UNITS
                          OF                END OF           OUTSTANDING AT
                        PERIOD              PERIOD           END OF PERIOD
                    -------------      ---------------      ---------------
MET INVESTORS SERIES TRUST
J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              18.791335          17.184263            0.0000
  01/01/2002              to           12/31/2002              17.184263          12.739890        1,545.3760
  01/01/2003              to           04/24/2003              12.739890          13.250317            0.0000
============        =============      ==========              =========          =========        ==========
J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              11.988474          10.539643            0.0000
  01/01/2002              to           12/31/2002              10.539643           8.711573            0.0000
  01/01/2003              to           04/25/2003               8.711573           8.474969            0.0000
============        =============      ==========              =========          =========        ==========
J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              12.960852          13.436036            7.7155
  01/01/2002              to           12/31/2002              13.436036          14.445476            7.7155
  01/01/2003              to           12/31/2003              14.445476          14.839176          272.3484
  01/01/2004              to           11/19/2004              14.839176          15.280414          194.0023
============        =============      ==========              =========          =========        ==========
J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              16.568252          15.758140            6.0356
  01/01/2002              to           12/31/2002              15.758140          11.571984            6.0356
  01/01/2003              to           12/31/2003              11.571984          15.260561          144.0100
  01/01/2004              to           11/19/2004              15.260561          16.488384          422.4945
============        =============      ==========              =========          =========        ==========
LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003              to           12/31/2003              10.000000          12.024939          184.3410
  01/01/2004              to           12/31/2004              12.024939          14.016049        2,048.6852
  01/01/2005              to           12/31/2005              14.016049          14.424919        2,595.2365
============        =============      ==========              =========          =========        ==========
LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              14.172145          14.013910          496.4611
  01/01/2002              to           12/31/2002              14.013910          13.794924        8,344.1590
  01/01/2003              to           12/31/2003              13.794924          16.274293        8,871.8009
  01/01/2004              to           12/31/2004              16.274293          17.427746        8,006.9335
  01/01/2005              to           12/31/2005              17.427746          17.512482        6,593.1487
============        =============      ==========              =========          =========        ==========
LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              10.420103          10.634179            0.0000
  01/01/2002              to           12/31/2002              10.634179           7.460700        1,097.8610
  01/01/2003              to           04/25/2003               7.460700           7.585393          798.0072
============        =============      ==========              =========          =========        ==========
LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004              to           12/31/2004              45.986929          51.167756            0.0000
  01/01/2005              to           12/31/2005              51.167756          52.522328            0.0000
============        =============      ==========              =========          =========        ==========

                                    1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                     ACCUMULATION
                         UNIT
                        VALUE                                  NUMBER OF
                          AT             ACCUMULATION         ACCUMULATION
                      BEGINNING         UNIT VALUE AT            UNITS
                          OF                END OF           OUTSTANDING AT
                        PERIOD              PERIOD           END OF PERIOD
                    -------------      ---------------      ---------------
LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
 (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  05/14/2001              to           12/31/2001              13.458643          12.184389            7.4302
  01/01/2002              to           12/31/2002              12.184389           8.412857            7.4302
  01/01/2003              to           12/31/2003               8.412857          10.418174            0.0000
  01/01/2004              to           04/30/2004              10.418174          10.240268            0.0000
============        =============      ==========              =========          =========            ======
LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              43.048356          41.497891          606.9680
  01/01/2002              to           12/31/2002              41.497891          33.640569        7,414.8060
  01/01/2003              to           12/31/2003              33.640569          43.541625        7,184.1028
  01/01/2004              to           12/31/2004              43.541625          48.558997        7,364.0095
  01/01/2005              to           12/31/2005              48.558997          49.707819        7,240.9518
============        =============      ==========              =========          =========        ==========
LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
 (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002              to           12/31/2002              10.874966           8.394956            9.1954
  01/01/2003              to           12/31/2003               8.394956          10.375204            0.0000
  01/01/2004              to           04/30/2004              10.375204          10.187124            0.0000
============        =============      ==========              =========          =========        ==========
LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
 (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  05/01/2002              to           12/31/2002              12.592376          10.666070        2,794.6291
  01/01/2003              to           12/31/2003              10.666070          13.215628            0.0000
  01/01/2004              to           04/30/2004              13.215628          13.446509            0.0000
============        =============      ==========              =========          =========        ==========
LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001               9.396214           8.841840           10.6426
  01/01/2002              to           12/31/2002               8.841840           6.616730        3,481.1953
  01/01/2003              to           12/31/2003               6.616730           8.889917        6,124.9227
  01/01/2004              to           12/31/2004               8.889917           9.896570        6,709.6583
  01/01/2005              to           12/31/2005               9.896570          10.247254        6,556.6812
============        =============      ==========              =========          =========        ==========
LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              16.601676          17.502028          213.4518
  01/01/2002              to           12/31/2002              17.502028          15.667287        3,186.0835
  01/01/2003              to           12/31/2003              15.667287          19.525481        3,692.5731
  01/01/2004              to           12/31/2004              19.525481          24.067397        4,564.9765
  01/01/2005              to           12/31/2005              24.067397          25.746048        4,930.2416
============        =============      ==========              =========          =========        ==========

                                    1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                     ACCUMULATION
                         UNIT
                        VALUE                                  NUMBER OF
                          AT             ACCUMULATION         ACCUMULATION
                      BEGINNING         UNIT VALUE AT            UNITS
                          OF                END OF           OUTSTANDING AT
                        PERIOD              PERIOD           END OF PERIOD
                    -------------      ---------------      ---------------
MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  05/01/2002              to           12/31/2002               8.558776           7.308830           11.6839
  01/01/2003              to           12/31/2003               7.308830           9.554814            0.0000
  01/01/2004              to           12/31/2004               9.554814          11.309751        2,219.2772
  01/01/2005              to           12/31/2005              11.309751          13.036397        2,214.5421
============        =============      ==========              =========          =========        ==========
MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              10.074364          10.180132            9.9262
  01/01/2002              to           12/31/2002              10.180132          10.189322            9.9262
  01/01/2003              to           12/31/2003              10.189322          10.131745            0.0000
  01/01/2004              to           12/31/2004              10.131745          10.094988            0.0000
  01/01/2005              to           04/30/2005              10.094988          10.121382            0.0000
============        =============      ==========              =========          =========        ==========
OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005              to           12/31/2005               8.083026           8.799962            0.0000
============        =============      ==========              =========          =========        ==========
PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004              to           12/31/2004              11.817006          12.281046          242.1608
  01/01/2005              to           12/31/2005              12.281046          12.432473          354.2771
============        =============      ==========              =========          =========        ==========
PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
 (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001              to           12/31/2001               9.618067          10.170063           10.3971
  01/01/2002              to           12/31/2002              10.170063          12.198301           10.3971
  01/01/2003              to           12/31/2003              12.198301          14.786746            0.0000
  01/01/2004              to           04/30/2004              14.786746          14.413248            0.0000
============        =============      ==========              =========          =========        ==========
MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001              to           12/31/2001              14.654073          14.297617            6.8240
  01/01/2002              to           12/31/2002              14.297617          11.155586            6.8240
  01/01/2003              to           12/31/2003              11.155586          14.167897            0.0000
  01/01/2004              to           12/31/2004              14.167897          16.597351            0.0000
  01/01/2005              to           12/31/2005              16.597351          18.040799            0.0000
============        =============      ==========              =========          =========        ==========
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004              to           12/31/2004              11.414748          12.402078          353.9424
  01/01/2005              to           12/31/2005              12.402078          13.055956            0.0000
============        =============      ==========              =========          =========        ==========
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001              to           12/31/2001              14.996403          13.339126            6.6683
  01/01/2002              to           12/31/2002              13.339126          10.143926            6.6683
  01/01/2003              to           12/31/2003              10.143926          12.749258          301.6873
  01/01/2004              to           04/30/2004              12.749258          12.780732          310.2504
============        =============      ==========              =========          =========        ==========

                           1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                           ACCUMULATION
                                                               UNIT
                                                              VALUE
                                                                AT             ACCUMULATION
                                                            BEGINNING         UNIT VALUE AT
                                                                OF                END OF
                                                              PERIOD              PERIOD
                                                          -------------      ---------------
T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                   to           12/31/2002
   01/01/2003                                                   to           12/31/2003
   01/01/2004                                                   to           12/31/2004
   01/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   to           12/31/2004
   01/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                   to           12/31/2001
   01/01/2002                                                   to           12/31/2002
   01/01/2003                                                   to           12/31/2003
   01/01/2004                                                   to           04/30/2004
=============                                             =============      ==========
VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
METROPOLITAN SERIES FUND, INC.
BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
 (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                   to           12/31/2002
   01/01/2003                                                   to           12/31/2003
   01/01/2004                                                   to           12/31/2004
   01/01/2005                                                   to           12/31/2005
=============                                             =============      ==========
DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                   to           12/31/2002
   01/01/2003                                                   to           12/31/2003
   01/01/2004                                                   to           12/31/2004
   01/01/2005                                                   to           12/31/2005
=============                                             =============      ==========



                                                             NUMBER OF
                                                            ACCUMULATION
                                                               UNITS
                                                           OUTSTANDING AT
                                                           END OF PERIOD
                                                          ---------------
T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                 6.546903           4.557481           15.2744
   01/01/2003                                                 4.557481           6.165371            0.0000
   01/01/2004                                                 6.165371           7.191797            0.0000
   01/01/2005                                                 7.191797           8.161916            0.0000
=============                                                 ========           ========           =======
T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                12.742071          13.620605            0.0000
   01/01/2005                                                13.620605          14.930427            0.0000
=============                                                =========          =========           =======
T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                11.202283          12.229092            7.7977
   01/01/2002                                                12.229092           8.634454            7.7977
   01/01/2003                                                 8.634454          11.732557            0.0000
   01/01/2004                                                11.732557          11.969166            0.0000
=============                                                =========          =========           =======
VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 9.999178          10.504047          136.2552
=============                                                =========          =========          ========
METROPOLITAN SERIES FUND, INC.
BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                49.074205          49.415126            0.0000
=============                                                =========          =========          ========
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
 (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                10.121702          10.255520            0.0000
=============                                                =========          =========          ========
CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                10.000000           7.837319           10.0000
   01/01/2003                                                 7.837319          10.664925          366.2269
   01/01/2004                                                10.664925          11.509694        2,196.2943
   01/01/2005                                                11.509694          12.022612        2,380.0482
=============                                                =========          =========        ==========
DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                 9.918679           8.380126           10.0820
   01/01/2003                                                 8.380126          10.846809            0.0000
   01/01/2004                                                10.846809          12.042432            0.0000
   01/01/2005                                                12.042432          13.131424          109.4954
=============                                                =========          =========        ==========

                               1.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                   ACCUMULATION
                                                                       UNIT
                                                                      VALUE
                                                                        AT             ACCUMULATION
                                                                    BEGINNING         UNIT VALUE AT
                                                                        OF                END OF
                                                                      PERIOD              PERIOD
                                                                  -------------      ---------------
FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           04/30/2005
=============                                                     =============      ==========
MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                           to           12/31/2002
   01/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2002                                                           to           12/31/2002
   01/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
PUTNAM VARIABLE TRUST
PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========
PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2003                                                           to           12/31/2003
   01/01/2004                                                           to           12/31/2004
   01/01/2005                                                           to           12/31/2005
=============                                                     =============      ==========



                                                                     NUMBER OF
                                                                    ACCUMULATION
                                                                       UNITS
                                                                   OUTSTANDING AT
                                                                   END OF PERIOD
                                                                  ---------------
FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                        10.000000          12.656747           0.0000
   01/01/2004                                                        12.656747          14.783307           0.0000
   01/01/2005                                                        14.783307          17.210668           0.0000
=============                                                        =========          =========           ======
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        11.258648          13.559788         861.3833
=============                                                        =========          =========         ========
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                        10.000000          11.763340           0.0000
   01/01/2004                                                        11.763340          12.189481         865.4920
   01/01/2005                                                        12.189481          11.226357           0.0000
=============                                                        =========          =========         ========
MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                        10.000000           8.308253          10.0000
   01/01/2003                                                         8.308253           9.996717           0.0000
   01/01/2004                                                         9.996717          11.002711           0.0000
   01/01/2005                                                        11.002711          11.645366           0.0000
=============                                                        =========          =========         ========
MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2002                                                        10.000000           9.147806       2,280.7844
   01/01/2003                                                         9.147806          10.571899       4,451.3258
   01/01/2004                                                        10.571899          11.616734       6,013.0713
   01/01/2005                                                        11.616734          11.829350       5,909.6722
=============                                                        =========          =========       ==========
OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        14.842767          17.429872           0.0000
=============                                                        =========          =========       ==========
PUTNAM VARIABLE TRUST
PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2003                                                        10.000000          12.069767           0.0000
   01/01/2004                                                        12.069767          13.361506       1,567.9890
   01/01/2005                                                        13.361506          13.957269       1,662.9898
=============                                                        =========          =========       ==========
PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2003                                                         9.148631          11.291763           0.0000
   01/01/2004                                                        11.291763          12.421290           0.0000
                                                                                                            0.0000
   01/01/2005                                                        12.421290          12.941007
=============                                                        =========          =========       ==========

CLASS A




                                 1.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001           12.551005            11.204557              534.8214
  01/01/2002         to       12/31/2002           11.204557             8.382724            1,608.7406
  01/01/2003         to       12/31/2003            8.382724            10.738624            1,563.6136
  01/01/2004         to       12/31/2004           10.738624            11.324574            1,372.1228
  01/01/2005         to       12/31/2005           11.324574            12.190763            1,330.1189
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001           11.001105             9.571780              205.5343
  01/01/2002         to       12/31/2002            9.571780             7.983084              211.1644
  01/01/2003         to       12/31/2003            7.983084            10.190500              201.9019
  01/01/2004         to       12/31/2004           10.190500            12.498173              182.3904
  01/01/2005         to       12/31/2005           12.498173            14.578096              173.7229
============        ====      ==========           =========            =========            ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           10.033806             8.935139              168.9366
  01/01/2002         to       12/31/2002            8.935139             7.196923            2,021.3360
  01/01/2003         to       12/31/2003            7.196923             9.411242            1,947.7661
  01/01/2004         to       12/31/2004            9.411242            11.032680            1,673.9990
  01/01/2005         to       12/31/2005           11.032680            12.021985            1,628.0947
============        ====      ==========           =========            =========            ==========
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           13.265252            12.972142                7.5385
  01/01/2002         to       12/31/2002           12.972142            10.457929                7.5385
  01/01/2003         to       12/31/2003           10.457929            13.667584                0.0000
  01/01/2004         to       12/31/2004           13.667584            15.684085                0.0000
  01/01/2005         to       12/31/2005           15.684085            16.887973                0.0000
============        ====      ==========           =========            =========            ==========
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           18.791335            17.173380              224.3360
  01/01/2002         to       12/31/2002           17.173380            12.719064              230.5778
============        ====      ==========           =========            =========            ==========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           11.988474            10.532953              117.0617
  01/01/2002         to       12/31/2002           10.532953             8.697317            2,417.7473
============        ====      ==========           =========            =========            ==========

                                 1.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           12.960852            13.427541              509.1270
  01/01/2002         to       12/31/2002           13.427541            14.421914            7,250.4134
  01/01/2003         to       12/31/2003           14.421914            14.800160            5,734.9487
  01/01/2004         to       11/19/2004           14.800160            15.226762           12,466.2244
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.568252            15.748165                6.0356
  01/01/2002         to       12/31/2002           15.748165            11.553091              830.8749
  01/01/2003         to       12/31/2003           11.553091            15.220437              824.8393
  01/01/2004         to       11/19/2004           15.220437            16.430494              824.8393
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.016911              748.8655
  01/01/2004         to       12/31/2004           12.016911            13.992664           11,654.8525
  01/01/2005         to       12/31/2005           13.992664            14.386504           70,877.4972
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.172145            14.005054            5,047.8326
  01/01/2002         to       12/31/2002           14.005054            13.772434           10,023.2548
  01/01/2003         to       12/31/2003           13.772434            16.231535           17,097.1116
  01/01/2004         to       12/31/2004           16.231535            17.364545           34,102.0196
  01/01/2005         to       12/31/2005           17.364545            17.431587           63,952.7073
============        ====      ==========           =========            =========           ===========
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.420103            10.627445               37.5999
  01/01/2002         to       12/31/2002           10.627445             7.448502              516.3944
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           45.328708            50.401968              433.3202
  01/01/2005         to       12/31/2005           50.401968            51.684722              416.9130
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  05/14/2001         to       12/31/2001           13.458643            12.176678              887.8503
  01/01/2002         to       12/31/2002           12.176678             8.399113            2,289.1731
  01/01/2003         to       12/31/2003            8.399113            10.390772            2,228.4727
  01/01/2004         to       04/30/2004           10.390772            10.209980            2,028.6227
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           43.048356            41.471623            3,107.3784
  01/01/2002         to       12/31/2002           41.471623            33.585611            6,943.1015
  01/01/2003         to       12/31/2003           33.585611            43.427104           11,028.4618
  01/01/2004         to       12/31/2004           43.427104            48.382769           21,031.9908
  01/01/2005         to       12/31/2005           48.382769            49.478075           36,842.6875
============        ====      ==========           =========            =========           ===========

                                 1.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.864476             8.381239                9.2043
  01/01/2003         to       12/31/2003            8.381239            10.347907                0.0000
  01/01/2004         to       04/30/2004           10.347907            10.156984                0.0000
============        ====      ==========           =========            =========                ======
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  05/01/2002         to       12/31/2002           12.592376            10.658936                7.9413
  01/01/2003         to       12/31/2003           10.658936            13.193597                0.0000
  01/01/2004         to       04/30/2004           13.193597            13.419683                0.0000
============        ====      ==========           =========            =========                ======
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001            9.396214             8.836233              329.7084
  01/01/2002         to       12/31/2002            8.836233             6.605900            1,768.0673
  01/01/2003         to       12/31/2003            6.605900             8.866515            3,751.1434
  01/01/2004         to       12/31/2004            8.866515             9.860629            6,116.3258
  01/01/2005         to       12/31/2005            9.860629            10.199867            9,851.4494
============        ====      ==========           =========            =========            ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.601676            17.490951            1,109.6460
  01/01/2002         to       12/31/2002           17.490951            15.641703            5,236.4681
  01/01/2003         to       12/31/2003           15.641703            19.474137            6,556.1155
  01/01/2004         to       12/31/2004           19.474137            23.980073           18,135.1958
  01/01/2005         to       12/31/2005           23.980073            25.627080           49,111.6102
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            8.558776             7.303933               11.6839
  01/01/2003         to       12/31/2003            7.303933             9.538885            2,799.5043
  01/01/2004         to       12/31/2004            9.538885            11.279589           10,410.3295
  01/01/2005         to       12/31/2005           11.279589            12.988682           21,139.3149
============        ====      ==========           =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.074364            10.173687                9.9262
  01/01/2002         to       12/31/2002           10.173687            10.172686              129.5907
  01/01/2003         to       12/31/2003           10.172686            10.105101              117.9652
  01/01/2004         to       12/31/2004           10.105101            10.058352              711.7908
  01/01/2005         to       04/30/2005           10.058352            10.081364                0.0000
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            8.048983             8.757094            6,412.7386
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.779011            12.233448           17,852.6204
  01/01/2005         to       12/31/2005           12.233448            12.371946           65,071.7897
============        ====      ==========           =========            =========           ===========

                                 1.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001            9.618067            10.163622               10.3971
  01/01/2002         to       12/31/2002           10.163622            12.178399               10.3971
  01/01/2003         to       12/31/2003           12.178399            14.747867                0.0000
  01/01/2004         to       04/30/2004           14.747867            14.370627                0.0000
============        ====      ==========           =========            =========               =======
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.654073            14.288562              244.8157
  01/01/2002         to       12/31/2002           14.288562            11.137359            2,316.9296
  01/01/2003         to       12/31/2003           11.137359            14.130628            2,306.3521
  01/01/2004         to       12/31/2004           14.130628            16.537110            2,444.8311
  01/01/2005         to       12/31/2005           16.537110            17.957419            4,532.2812
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.352309            12.326065              533.6679
  01/01/2005         to       12/31/2005           12.326065            12.963011              499.2762
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001           14.996403            13.330682                6.6683
  01/01/2002         to       12/31/2002           13.330682            10.127350              716.5032
  01/01/2003         to       12/31/2003           10.127350            12.715722              666.7862
  01/01/2004         to       04/30/2004           12.715722            12.742926              495.5361
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            6.546903             4.554424               15.2744
  01/01/2003         to       12/31/2003            4.554424             6.155084                0.0000
  01/01/2004         to       12/31/2004            6.155084             7.172606                0.0000
  01/01/2005         to       12/31/2005            7.172606             8.132030                0.0000
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           12.650986            13.514275              315.7469
  01/01/2005         to       12/31/2005           13.514275            14.799121              314.9011
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001           11.203574            12.221351              113.7885
  01/01/2002         to       12/31/2002           12.221351             8.620347              347.9164
  01/01/2003         to       12/31/2003            8.620347            11.701703              337.4188
  01/01/2004         to       04/30/2004           11.701703            11.933771              337.2935
============        ====      ==========           =========            =========            ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            9.999096            10.497002           22,170.9188
============        ====      ==========           =========            =========           ===========

                         1.10% SEPARATE ACCOUNT PRODUCT CHARGES
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       04/30/2005
=============                                                      ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         48.020879            48.322430              230.4983
=============                                                         =========            =========              ========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                         10.081599            10.208117              117.7152
=============                                                         =========            =========              ========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.832076               10.0000
   01/01/2003                                                          7.832076            10.647156            4,649.3177
   01/01/2004                                                         10.647156            11.479006           35,748.8800
   01/01/2005                                                         11.479006            11.978611           99,360.1814
=============                                                         =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                          9.918679             8.374517              259.3773
   01/01/2003                                                          8.374517            10.828724            7,756.5568
   01/01/2004                                                         10.828724            12.010311           12,671.2427
   01/01/2005                                                         12.010311            13.083356           23,726.5551
=============                                                         =========            =========           ===========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.648299                0.0000
   01/01/2004                                                         12.648299            14.758645                0.0000
   01/01/2005                                                         14.758645            17.164845                0.0000
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         11.236109            13.523685           20,531.7749
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            11.755493            1,239.0094
   01/01/2004                                                         11.755493            12.169148            7,585.2550
   01/01/2005                                                         12.169148            11.203975                0.0000
=============                                                         =========            =========           ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             8.302694               10.0000
   01/01/2003                                                          8.302694             9.980045                0.0000
   01/01/2004                                                          9.980045            10.973359                0.0000
   01/01/2005                                                         10.973359            11.602730                0.0000
=============                                                         =========            =========           ===========

                                 1.10% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.141689              182.3820
  01/01/2003         to       12/31/2003            9.141689            10.554268            1,739.6732
  01/01/2004         to       12/31/2004           10.554268            11.585744           12,183.7175
  01/01/2005         to       12/31/2005           11.585744            11.786038           38,291.9388
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           14.721995            17.276603            4,968.1953
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.061714            3,974.7433
  01/01/2004         to       12/31/2004           12.061714            13.339217           13,950.9784
  01/01/2005         to       12/31/2005           13.339217            13.920106           29,086.3995
============        ====      ==========           =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
  05/01/2003         to       12/31/2003            9.148631            11.284229            1,662.9163
  01/01/2004         to       12/31/2004           11.284229            12.400569            4,383.5838
  01/01/2005         to       12/31/2005           12.400569            12.906549            6,758.5823
============        ====      ==========           =========            =========           ===========

DISCONTINUED INVESTMENT PORTFOLIOS. See Appendix A "Condensed Financial Information - Discontinued Investment Portfolios" in the prospectus.

CLASS A




                                 0.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001            6.660402             5.955311           44,401.5127
  01/01/2002         to       12/31/2002            5.955311             4.466666           42,762.4745
  01/01/2003         to       12/31/2003            4.466666             5.736291           34,829.1185
  01/01/2004         to       12/31/2004            5.736291             6.064471           34,223.3199
  01/01/2005         to       12/31/2005            6.064471             6.544617           15,558.1930
============        ====      ==========            ========             ========           ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001            6.856401             5.975035            7,302.9759
  01/01/2002         to       12/31/2002            5.975035             4.995807            2,724.4161
  01/01/2003         to       12/31/2003            4.995807             6.393163            2,486.9808
  01/01/2004         to       12/31/2004            6.393163             7.860580            2,310.2154
  01/01/2005         to       12/31/2005            7.860580             9.191596                0.0000
============        ====      ==========            ========             ========           ===========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           10.033806             8.949298            9,677.7978
  01/01/2002         to       12/31/2002            8.949298             7.226396           13,771.4461
  01/01/2003         to       12/31/2003            7.226396             9.473402           12,476.8138
  01/01/2004         to       12/31/2004            9.473402            11.133409           12,259.7283
  01/01/2005         to       12/31/2005           11.133409            12.162017           11,513.5665
============        ====      ==========           =========            =========           ===========
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           13.265252            12.992689                7.5385
  01/01/2002         to       12/31/2002           12.992689            10.500753            1,872.3991
  01/01/2003         to       12/31/2003           10.500753            13.757864            1,922.0600
  01/01/2004         to       12/31/2004           13.757864            15.827292                0.0000
  01/01/2005         to       12/31/2005           15.827292            17.084698                0.0000
============        ====      ==========           =========            =========           ===========
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           18.791335            17.200595            2,299.9959
  01/01/2002         to       12/31/2002           17.200595            12.771177            5,052.0087
  01/01/2003         to       04/24/2003           12.771177            13.289084            4,507.9131
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           11.988474            10.549652                8.3413
  01/01/2002         to       12/31/2002           10.549652             8.732960                8.3413
  01/01/2003         to       04/25/2003            8.732960             8.499764                0.0000
============        ====      ==========           =========            =========           ===========

                                 0.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           12.960852            13.448794            8,107.3555
  01/01/2002         to       12/31/2002           13.448794            14.480884           27,115.5645
  01/01/2003         to       12/31/2003           14.480884            14.897877           29,543.7205
  01/01/2004         to       11/19/2004           14.897877            15.361238           54,082.5451
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.568252            15.773112            6,981.4724
  01/01/2002         to       12/31/2002           15.773112            11.600408           10,736.1757
  01/01/2003         to       12/31/2003           11.600408            15.320972            7,484.8598
  01/01/2004         to       11/19/2004           15.320972            16.575638            7,481.7317
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.036982           15,636.1949
  01/01/2004         to       12/31/2004           12.036982            14.051196           66,750.1093
  01/01/2005         to       12/31/2005           14.051196            14.482737           64,640.6449
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.172145            14.027227           15,626.1220
  01/01/2002         to       12/31/2002           14.027227            13.828757           62,751.9032
  01/01/2003         to       12/31/2003           13.828757            16.338684           99,615.6285
  01/01/2004         to       12/31/2004           16.338684            17.523032          123,118.9535
  01/01/2005         to       12/31/2005           17.523032            17.634591          123,368.4234
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.420103            10.644275            2,136.3157
  01/01/2002         to       12/31/2002           10.644275             7.479024           13,238.7243
  01/01/2003         to       04/25/2003            7.479024             7.607581           14,382.4574
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           46.992590            52.338734            4,179.8700
  01/01/2005         to       12/31/2005           52.338734            53.804724            4,055.3109
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  05/14/2001         to       12/31/2001            7.933381             7.189086           55,033.5410
  01/01/2002         to       12/31/2002            7.189086             4.971268           73,781.6228
  01/01/2003         to       12/31/2003            4.971268             6.165467           56,253.5932
  01/01/2004         to       04/30/2004            6.165467             6.063171           55,961.1065
============        ====      ==========           =========            =========          ============

                                 0.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           43.048356            41.537310           18,900.4250
  01/01/2002         to       12/31/2002           41.537310            33.723155           70,045.3609
  01/01/2003         to       12/31/2003           33.723155            43.713963           94,868.1107
  01/01/2004         to       12/31/2004           43.713963            48.824557          132,414.5480
  01/01/2005         to       12/31/2005           48.824557            50.054478          128,635.7724
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002            6.419695             4.960683           24,962.9117
  01/01/2003         to       12/31/2003            4.960683             6.140028           48,737.4223
  01/01/2004         to       04/30/2004            6.140028             6.031695           48,737.4223
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  05/01/2002         to       12/31/2002           12.592376            10.676785              101.4885
  01/01/2003         to       12/31/2003           10.676785            13.248742              279.6060
  01/01/2004         to       04/30/2004           13.248742            13.486849              279.6060
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001            9.396214             8.850233            8,630.6140
  01/01/2002         to       12/31/2002            8.850233             6.632971           37,780.6450
  01/01/2003         to       12/31/2003            6.632971             8.925104           69,480.0499
  01/01/2004         to       12/31/2004            8.925104             9.950699           81,833.3458
  01/01/2005         to       12/31/2005            9.950699            10.318722           91,274.6635
============        ====      ==========           =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.601676            17.518635           18,520.8167
  01/01/2002         to       12/31/2002           17.518635            15.705725           59,184.8758
  01/01/2003         to       12/31/2003           15.705725            19.602746           70,534.7066
  01/01/2004         to       12/31/2004           19.602746            24.198985           94,132.3184
  01/01/2005         to       12/31/2005           24.198985            25.925556           93,530.1200
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            8.558776             7.316175               11.6839
  01/01/2003         to       12/31/2003            7.316175             9.578760                0.0000
  01/01/2004         to       12/31/2004            9.578760            11.355154           21,497.5432
  01/01/2005         to       12/31/2005           11.355154            13.108316           25,207.3571
============        ====      ==========           =========            =========          ============
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.074364            10.189798                9.9262
  01/01/2002         to       12/31/2002           10.189798            10.214310            3,159.4066
  01/01/2003         to       12/31/2003           10.214310            10.171848            5,868.3175
  01/01/2004         to       12/31/2004           10.171848            10.150202            5,331.9078
  01/01/2005         to       04/30/2005           10.150202            10.181720                0.0000
============        ====      ==========           =========            =========          ============

                                 0.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            8.134349             8.864642                0.0000
============        ====      ==========            ========             ========                ======
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.874250            12.352817           67,530.1582
  01/01/2005         to       12/31/2005           12.352817            12.523850           66,381.0724
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001            9.618067            10.179722               10.3971
  01/01/2002         to       12/31/2002           10.179722            12.228194               10.3971
  01/01/2003         to       12/31/2003           12.228194            14.845215                0.0000
  01/01/2004         to       04/30/2004           14.845215            14.477379                0.0000
============        ====      ==========           =========            =========           ===========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.654073            14.311208            2,035.6172
  01/01/2002         to       12/31/2002           14.311208            11.182992            8,772.3249
  01/01/2003         to       12/31/2003           11.182992            14.224002            8,366.4652
  01/01/2004         to       12/31/2004           14.224002            16.688151            8,320.6647
  01/01/2005         to       12/31/2005           16.688151            18.166634            7,767.4867
============        ====      ==========           =========            =========           ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.509085            12.517017           16,402.1315
  01/01/2005         to       12/31/2005           12.517017            13.196677           15,884.9446
============        ====      ==========           =========            =========           ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001           14.996403            13.351805              347.7062
  01/01/2002         to       12/31/2002           13.351805            10.168840           10,461.4762
  01/01/2003         to       12/31/2003           10.168840            12.799741           14,900.1856
  01/01/2004         to       04/30/2004           12.799741            12.837666           14,589.1744
============        ====      ==========           =========            =========           ===========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            6.546903             4.562074               15.2744
  01/01/2003         to       12/31/2003            4.562074             6.180843            6,306.8498
  01/01/2004         to       12/31/2004            6.180843             7.220695            6,306.8498
  01/01/2005         to       12/31/2005            7.220695             8.206973            6,306.8498
============        ====      ==========           =========            =========           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           12.879979            13.781727              349.4082
  01/01/2005         to       12/31/2005           13.781727            15.129645              349.4082
============        ====      ==========           =========            =========           ===========

                         0.85% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       04/30/2004
=============                                                      ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       04/30/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                         11.200363            12.240714            1,670.0291
   01/01/2002                                                         12.240714             8.655674            1,601.8617
   01/01/2003                                                          8.655674            11.779030              376.2504
   01/01/2004                                                         11.779030            12.022498              376.2504
=============                                                         =========            =========            ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.999301            10.514622              620.5610
=============                                                         =========            =========            ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         50.697260            51.100245                0.0000
=============                                                         =========            =========            ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                         10.182166            10.327047            4,839.7436
=============                                                         =========            =========            ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.845203            2,612.9485
   01/01/2003                                                          7.845203            10.691642           25,868.4065
   01/01/2004                                                         10.691642            11.555893           92,333.9880
   01/01/2005                                                         11.555893            12.088937           93,294.6046
=============                                                         =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                          9.918679             8.388549            2,531.5231
   01/01/2003                                                          8.388549            10.873980            7,695.1777
   01/01/2004                                                         10.873980            12.090765           22,939.5132
   01/01/2005                                                         12.090765            13.203855           23,877.4595
=============                                                         =========            =========           ===========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.669429            1,451.0316
   01/01/2004                                                         12.669429            14.820384            3,014.9021
   01/01/2005                                                         14.820384            17.279651            2,954.5021
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         11.292553            13.614136           11,724.0452
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            11.775123            4,989.4121
   01/01/2004                                                         11.775123            12.220056           14,757.9201
   01/01/2005                                                         12.220056            11.260026                0.0000
=============                                                         =========            =========           ===========

                                 0.85% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             8.316609               10.0000
  01/01/2003         to       12/31/2003            8.316609            10.021783                0.0000
  01/01/2004         to       12/31/2004           10.021783            11.046900                0.0000
  01/01/2005         to       12/31/2005           11.046900            11.709635                0.0000
============        ====      ==========           =========            =========               =======
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.157000            3,151.6374
  01/01/2003         to       12/31/2003            9.157000            10.598397           38,397.2860
  01/01/2004         to       12/31/2004           10.598397            11.663377           96,181.7851
  01/01/2005         to       12/31/2005           11.663377            11.894625           96,814.9150
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           15.025738            17.662270                0.0000
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.081867           10,393.9907
  01/01/2004         to       12/31/2004           12.081867            13.395028           43,554.8072
  01/01/2005         to       12/31/2005           13.395028            14.013226           39,561.3969
============        ====      ==========           =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
  05/01/2003         to       12/31/2003            9.148631            11.303072                0.0000
  01/01/2004         to       12/31/2004           11.303072            12.452441           14,045.6927
  01/01/2005         to       12/31/2005           12.452441            12.992879           13,747.8516
============        ====      ==========           =========            =========           ===========

CLASS A




                        0.95% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       04/30/2005
=============                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========



                                                                                                              NUMBER OF
                                                                   ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                  UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                   BEGINNING OF            END OF           OUTSTANDING AT
                                                                      PERIOD               PERIOD           END OF PERIOD
                                                                 ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       15.081245            15.613289            3,251.5330
=============                                                       =========            =========            ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       15.378163            16.557652                0.0000
=============                                                       =========            =========            ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.376014            14.027753           25,243.4585
   01/01/2005                                                       14.027753            14.444164           64,601.2065
=============                                                       =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       16.538502            17.673472           10,646.5370
   01/01/2005                                                       17.673472            17.768260           33,823.3686
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       44.719253            49.690285           12,350.0631
   01/01/2005                                                       49.690285            50.891240           24,025.1688
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        8.912926             9.926723            6,810.6893
   01/01/2005                                                        9.926723            10.283600           17,312.6500
=============                                                       =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       20.796664            24.302013            5,978.7529
   01/01/2005                                                       24.302013            26.009990           21,038.8054
=============                                                       =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.888731            11.388069            2,144.4340
   01/01/2005                                                       11.388069            13.133216           10,699.7901
=============                                                       =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       10.135465            10.124536                0.0000
   01/01/2005                                                       10.124536            10.152663                0.0000
=============                                                       =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        8.100102             8.821475            8,115.0410
=============                                                       =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       11.836057            12.304923            6,809.3762
   01/01/2005                                                       12.304923            12.462858           20,381.0169
=============                                                       =========            =========           ===========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       13.134836            15.276856               16.9372
   01/01/2005                                                       15.276856            16.613740               16.8358
=============                                                       =========            =========           ===========

                     0.95% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       04/30/2005
=============                                              ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========



                                                                                                        NUMBER OF
                                                             ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                            UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                             BEGINNING OF            END OF           OUTSTANDING AT
                                                                PERIOD               PERIOD           END OF PERIOD
                                                           ---------------      ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                  9.999219            10.507572           23,805.1633
=============                                                  ========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 49.609498            49.970703                0.0000
=============                                                 =========            =========           ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                 10.153025            10.290668                0.0000
=============                                                 =========            =========           ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 10.707428            11.525072           18,175.3646
   01/01/2005                                                 11.525072            12.044679           42,908.5558
=============                                                 =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                 30.078700            32.479934            6,986.1351
   01/01/2005                                                 32.479934            35.434737           13,330.4724
=============                                                 =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                  4.161962             5.014280           26,352.6996
=============                                                 =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                  4.302754             4.505307           10,298.1910
   01/01/2005                                                  4.505307             4.150008                0.0000
=============                                                 =========            =========           ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 39.691331            43.287160            6,595.4427
   01/01/2005                                                 43.287160            44.101407           14,398.6301
=============                                                 =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 14.903523            17.507015            4,711.4324
=============                                                 =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 12.078074            13.358946            9,240.6532
   01/01/2005                                                 13.358946            13.961553           24,014.5244
=============                                                 =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                                 48.043279            52.306131               13.9442
   01/01/2005                                                 52.306131            54.521838              158.8298
=============                                                 =========            =========           ===========

CLASS A




                        1.20% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       04/30/2005
=============                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========



                                                                                                              NUMBER OF
                                                                   ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                  UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                   BEGINNING OF            END OF           OUTSTANDING AT
                                                                      PERIOD               PERIOD           END OF PERIOD
                                                                 ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.782275            15.282931                0.0000
=============                                                       =========            =========                ======
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       15.073286            16.207287                0.0000
=============                                                       =========            =========                ======
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.344895            13.969318            4,452.8896
   01/01/2005                                                       13.969318            14.348187              283.0544
=============                                                       =========            =========            ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       16.210564            17.294349            3,996.2387
   01/01/2005                                                       17.294349            17.343814              722.8030
=============                                                       =========            =========            ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       43.138490            47.854436            1,661.7593
   01/01/2005                                                       47.854436            48.889003              575.5671
=============                                                       =========            =========            ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        8.841411             9.830761                0.0000
   01/01/2005                                                        9.830761            10.158837                0.0000
=============                                                       =========            =========            ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       20.451003            23.858526            2,996.5230
   01/01/2005                                                       23.858526            25.471778              499.2406
=============                                                       =========            =========            ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.809364            11.277964                0.0000
   01/01/2005                                                       11.277964            12.973872                0.0000
=============                                                       =========            =========            ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       10.054157            10.026684                0.0000
   01/01/2005                                                       10.026684            10.046348                0.0000
=============                                                       =========            =========            ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        8.015082             8.714434              312.9912
=============                                                       =========            =========            ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       11.741123            12.186017            4,968.5892
   01/01/2005                                                       12.186017            12.311692              345.8012
=============                                                       =========            =========            ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.874365            14.949116                0.0000
   01/01/2005                                                       14.949116            16.216868                0.0000
=============                                                       =========            =========            ==========

                     1.20% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       04/30/2005
=============                                              ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========



                                                                                                        NUMBER OF
                                                             ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                            UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                             BEGINNING OF            END OF           OUTSTANDING AT
                                                                PERIOD               PERIOD           END OF PERIOD
                                                           ---------------      ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                  9.999014            10.489961              256.6150
=============                                                  ========            =========              ========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 46.990156            47.253891                0.0000
=============                                                 =========            =========              ========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                 10.046499            10.165834                0.0000
=============                                                 =========            =========              ========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 10.653818            11.448376            7,930.5927
   01/01/2005                                                 11.448376            11.934741            1,498.9599
=============                                                 =========            =========            ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                 29.372137            31.664443                0.0000
   01/01/2005                                                 31.664443            34.459095               41.2015
=============                                                 =========            =========            ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                  4.110143             4.943658                0.0000
=============                                                 =========            =========            ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                  4.259791             4.452935            4,592.6405
   01/01/2005                                                  4.452935             4.098421                0.0000
=============                                                 =========            =========            ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 38.038252            41.415629                0.0000
   01/01/2005                                                 41.415629            42.089627              273.3709
=============                                                 =========            =========            ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 14.602206            17.124681               86.8453
=============                                                 =========            =========            ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 12.047624            13.303204                0.0000
   01/01/2005                                                 13.303204            13.868690              198.5706
=============                                                 =========            =========            ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
   05/01/2004                                                 46.130074            50.140007                0.0000
   01/01/2005                                                 50.140007            52.133863                0.0000
=============                                                 =========            =========            ==========

CLASS A




                                 1.25% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001           12.551005            11.193917               7.9675
  01/01/2002         to       12/31/2002           11.193917             8.362174               7.9675
  01/01/2003         to       12/31/2003            8.362174            10.696264               0.0000
  01/01/2004         to       12/31/2004           10.696264            11.262948               0.0000
  01/01/2005         to       12/31/2005           11.262948            12.106306               0.0000
============        ====      ==========           =========            =========               ======
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  05/14/2001         to       12/31/2001           11.001105             9.562691               9.0900
  01/01/2002         to       12/31/2002            9.562691             7.963536               9.0900
  01/01/2003         to       12/31/2003            7.963536            10.150337               0.0000
  01/01/2004         to       12/31/2004           10.150337            12.430220               0.0000
  01/01/2005         to       12/31/2005           12.430220            14.477171               0.0000
============        ====      ==========           =========            =========               ======
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           10.033806             8.926643               9.9663
  01/01/2002         to       12/31/2002            8.926643             7.179284               9.9663
  01/01/2003         to       12/31/2003            7.179284             9.374112               0.0000
  01/01/2004         to       12/31/2004            9.374112            10.972643               0.0000
  01/01/2005         to       12/31/2005           10.972643            11.938698               0.0000
============        ====      ==========           =========            =========               ======
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS 2)
  05/14/2001         to       12/31/2001           13.265252            12.959828               7.5385
  01/01/2002         to       12/31/2002           12.959828            10.432313               7.5385
  01/01/2003         to       12/31/2003           10.432313            13.613694               0.0000
  01/01/2004         to       12/31/2004           13.613694            15.598772               0.0000
  01/01/2005         to       12/31/2005           15.598772            16.771011               0.0000
============        ====      ==========           =========            =========               ======
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           18.791335            17.157081               5.3216
  01/01/2002         to       12/31/2002           17.157081            12.687910               5.3216
  01/01/2003         to       04/24/2003           12.687910             7.548533             607.2503
============        ====      ==========           =========            =========             ========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           11.988474            10.522944               8.3413
  01/01/2002         to       12/31/2002           10.522944             8.676019               8.3413
  01/01/2003         to       04/25/2003            8.676019             8.433791               0.0000
============        ====      ==========           =========            =========             ========

                                 1.25% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           12.960852            13.414802                7.7155
  01/01/2002         to       12/31/2002           13.414802            14.386635                7.7155
  01/01/2003         to       12/31/2003           14.386635            14.741822           17,331.3910
  01/01/2004         to       11/19/2004           14.741822            15.146623            6,281.2274
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.568252            15.733217                6.0356
  01/01/2002         to       12/31/2002           15.733217            11.524788                6.0356
  01/01/2003         to       12/31/2003           11.524788            15.160419                0.0000
  01/01/2004         to       11/19/2004           15.160419            16.344001                0.0000
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.004876               19.9598
  01/01/2004         to       12/31/2004           12.004876            13.957650            2,825.5989
  01/01/2005         to       12/31/2005           13.957650            14.329056            3,111.8570
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.172145            13.991767            7,637.7268
  01/01/2002         to       12/31/2002           13.991767            13.738735           13,037.0989
  01/01/2003         to       12/31/2003           13.738735            16.167575           20,758.8287
  01/01/2004         to       12/31/2004           16.167575            17.270129           26,699.3942
  01/01/2005         to       12/31/2005           17.270129            17.310891           23,064.9725
============        ====      ==========           =========            =========           ===========
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.420103            10.617352                9.5968
  01/01/2002         to       12/31/2002           10.617352             7.430246              120.6191
  01/01/2003         to       04/25/2003            7.430246             7.548533              110.3815
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           44.358644            49.274308            1,042.8665
  01/01/2005         to       12/31/2005           49.274308            50.452841            1,045.0096
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  05/14/2001         to       12/31/2001           13.458643            12.165116            1,174.7379
  01/01/2002         to       12/31/2002           12.165116             8.378535            4,341.7596
  01/01/2003         to       12/31/2003            8.378535            10.349774            4,361.1015
  01/01/2004         to       04/30/2004           10.349774            10.164682            4,437.3714
============        ====      ==========           =========            =========           ===========

                                 1.25% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           43.048356            41.432262              848.2167
  01/01/2002         to       12/31/2002           41.432262            33.503349            4,669.2430
  01/01/2003         to       12/31/2003           33.503349            43.255870           14,776.4566
  01/01/2004         to       12/31/2004           43.255870            48.119581           20,785.8950
  01/01/2005         to       12/31/2005           48.119581            49.135376           20,295.5006
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.848748             8.360698                9.2177
  01/01/2003         to       12/31/2003            8.360698            10.307096                0.0000
  01/01/2004         to       04/30/2004           10.307096            10.111939                0.0000
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  05/01/2002         to       12/31/2002           12.592376            10.648247                7.9413
  01/01/2003         to       12/31/2003           10.648247            13.160626              733.6193
  01/01/2004         to       04/30/2004           13.160626            13.379550              733.6193
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001            9.396214             8.827844               10.6426
  01/01/2002         to       12/31/2002            8.827844             6.589712              275.2971
  01/01/2003         to       12/31/2003            6.589712             8.831554           12,684.3442
  01/01/2004         to       12/31/2004            8.831554             9.806984           13,339.4139
  01/01/2005         to       12/31/2005            9.806984            10.129216           12,336.1385
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           16.601676            17.474365            2,175.8182
  01/01/2002         to       12/31/2002           17.474365            15.603408            4,320.4906
  01/01/2003         to       12/31/2003           15.603408            19.397356           13,475.2305
  01/01/2004         to       12/31/2004           19.397356            23.849646           26,858.9164
  01/01/2005         to       12/31/2005           23.849646            25.449608           24,699.8225
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            8.558776             7.296598               11.6839
  01/01/2003         to       12/31/2003            7.296598             9.515027                0.0000
  01/01/2004         to       12/31/2004            9.515027            11.234475              723.8673
  01/01/2005         to       12/31/2005           11.234475            12.917404              781.2844
============        ====      ==========           =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           10.074364            10.164030                9.9262
  01/01/2002         to       12/31/2002           10.164030            10.147798                9.9262
  01/01/2003         to       12/31/2003           10.147798            10.065265                0.0000
  01/01/2004         to       12/31/2004           10.065265            10.003640                0.0000
  01/01/2005         to       04/30/2005           10.003640            10.021625                0.0000
============        ====      ==========           =========            =========           ===========

                                 1.25% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            7.998185             8.693182                0.0000
============        ====      ==========            ========             ========                ======
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.722225            12.162371            7,861.8704
  01/01/2005         to       12/31/2005           12.162371            12.281675            8,099.3416
============        ====      ==========           =========            =========            ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001            9.618067            10.153993               10.3971
  01/01/2002         to       12/31/2002           10.153993            12.148643               10.3971
  01/01/2003         to       12/31/2003           12.148643            14.689784                0.0000
  01/01/2004         to       04/30/2004           14.689784            14.306973                0.0000
============        ====      ==========           =========            =========            ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  05/14/2001         to       12/31/2001           14.654073            14.274997                6.8240
  01/01/2002         to       12/31/2002           14.274997            11.110077                6.8240
  01/01/2003         to       12/31/2003           11.110077            14.074920                0.0000
  01/01/2004         to       12/31/2004           14.074920            16.447165                0.0000
  01/01/2005         to       12/31/2005           16.447165            17.833069                0.0000
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.259256            12.212877              870.3157
  01/01/2005         to       12/31/2005           12.212877            12.824780              870.3157
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  05/14/2001         to       12/31/2001           14.996403            13.318018                6.6683
  01/01/2002         to       12/31/2002           13.318018            10.102531                6.6683
  01/01/2003         to       12/31/2003           10.102531            12.665571              767.5228
  01/01/2004         to       04/30/2004           12.665571            12.686414              767.5228
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE MID-CAP-GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002            6.546903             4.549843               15.2744
  01/01/2003         to       12/31/2003            4.549843             6.139698                0.0000
  01/01/2004         to       12/31/2004            6.139698             7.143926                0.0000
  01/01/2005         to       12/31/2005            7.143926             8.087413                0.0000
============        ====      ==========           =========            =========            ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           12.515528            13.356278                0.0000
  01/01/2005         to       12/31/2005           13.356278            14.604253                0.0000
============        ====      ==========           =========            =========            ==========

                         1.25% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       04/30/2004
=============                                                      ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       04/30/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   05/14/2001                                                         11.205509            12.209734                7.7977
   01/01/2002                                                         12.209734             8.599225                7.7977
   01/01/2003                                                          8.599225            11.655564                0.0000
   01/01/2004                                                         11.655564            11.880862                0.0000
=============                                                         =========            =========                ======
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.998973            10.486442                0.0000
=============                                                         =========            =========                ======
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         46.483119            46.728513                0.0000
=============                                                         =========            =========                ======
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                         10.021735            10.137415                0.0000
=============                                                         =========            =========                ======
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.824205               10.0000
   01/01/2003                                                          7.824205            10.620527              974.5800
   01/01/2004                                                         10.620527            11.433089           16,221.3497
   01/01/2005                                                         11.433089            11.912864           16,652.3565
=============                                                         =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2002                                                          9.918679             8.366107            1,847.7648
   01/01/2003                                                          8.366107            10.801658            3,093.5405
   01/01/2004                                                         10.801658            11.962290            4,101.2065
   01/01/2005                                                         11.962290            13.011576            4,101.2065
=============                                                         =========            =========           ===========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.635643                0.0000
   01/01/2004                                                         12.635643            14.721727                0.0000
   01/01/2005                                                         14.721727            17.096326                0.0000
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         11.202378            13.469699            2,940.0980
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            11.743734                0.0000
   01/01/2004                                                         11.743734            12.138705            2,827.5125
   01/01/2005                                                         12.138705            11.170477                0.0000
=============                                                         =========            =========           ===========

                                 1.25% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             8.294351               10.0000
  01/01/2003         to       12/31/2003            8.294351             9.955094                0.0000
  01/01/2004         to       12/31/2004            9.955094            10.929477                0.0000
  01/01/2005         to       12/31/2005           10.929477            11.539061                0.0000
============        ====      ==========           =========            =========               =======
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.132516            3,910.6346
  01/01/2003         to       12/31/2003            9.132516            10.527891            4,418.3458
  01/01/2004         to       12/31/2004           10.527891            11.539424           19,292.7217
  01/01/2005         to       12/31/2005           11.539424            11.721370           19,869.6568
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           14.542678            17.049221                0.0000
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.049637                0.0000
  01/01/2004         to       12/31/2004           12.049637            13.305838            3,149.1756
  01/01/2005         to       12/31/2005           13.305838            13.864524            3,440.6174
============        ====      ==========           =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB)
  05/01/2003         to       12/31/2003            9.148631            11.272944                0.0000
  01/01/2004         to       12/31/2004           11.272944            12.369552                0.0000
  01/01/2005         to       12/31/2005           12.369552            12.855027                0.0000
============        ====      ==========           =========            =========           ===========

FINANCIAL STATEMENTS

The financial statements of the Separate Account, the Company and General American Life Insurance Company are included herein.


The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.


The financial statements of General American Life Insurance Company have been included because for contracts issued on or before December 31, 2002, General American Life Insurance Company agreed to ensure that the Company will have sufficient funds to meet its obligations under the contracts.

                                    PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


a.   Financial Statements
     -----------------------------------------------------------------------------------------

The following financial statements of the Separate Account are included in Part B hereof: (to be filed by amendment)

1.   Report of Independent Registered Public Accounting Firm.

2.   Statement of Assets and Liabilities as of December 31, 2008.

3.   Statement of Operations for the year ended December 31, 2008.

4.   Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007.

5.   Notes to Financial Statements

The following financial statements of the Company are included in Part B hereof: (to be filed by amendment)

1.   Report of Independent Registered Public Accounting Firm.

2.   Balance Sheets as of December 31, 2008 and 2007.

3.   Statements of Income for the years ended December 31, 2008, 2007 and 2006.

4.   Statements of Stockholder's Equity for the years ended December 31, 2008, 2007 and 2006.

5.   Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

6.   Notes to Financial Statements.



The Following Consolidated financial statements of General American Life Insurance Company (the
"Guarantor") are
included in Part B hereof: (to be filed by amendment)

1.   Report of Independent Registered Public Accounting Firm.

2.   Consolidated Balance Sheets as of December 31, 2008 and 2007.

3.   Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006.

4.   Consolidated Statements of Stockholder's Equity for the years ended December 31, 2008, 2007 and
     2006.

5.   Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

6.   Notes to Consolidated Financial Statements.



b.           Exhibits
             --------

1.   (i)     Resolution of Board of Directors of the Company (MLI CA) authorizing the establishment of the
             Variable Account. (1)

     (ii)    Revised and Restated Resolutions of Board of Directors (MLI CA) (adopted June 11, 2004) (13)

     (iii)   Resolutions of Board of Directors of the Company (MLI) (including form of revised proposed
             Agreement and Plan of Merger attached as Exhibit A to the resolutions) (adopted April 25, 2006 and certified April 27, 2006) (28)

     (iv)    Resolution of the Board of Directors of MetLife Investors Insurance Company authorizing the establishment of the Variable Account (29)

     (v)     Resolutions of the Board of Directors of MetLife Investors Insurance Company (Separate Account
             Consolidation) (to be filed by amendment)

2.           Not Applicable.

3.   (i)     Principal Underwriter's and Selling Agreement (MLI CA) (effective January 1, 2001) (8)

     (ii)    Amendment to Principal Underwriter's and Selling Agreement (MLI CA)(effective January 1, 2002) (8)

     (iii)   Form of Retail Sales Agreement (MLIDC 7-1-05 (LTC)) (21)

     (iv)    Principal Underwriter's and Selling Agreement (MLI) (effective January 1, 2001) (14)

     (v)     Amendment to Principal Underwriter's and Selling Agreement (MLI) (effective January 1, 2001) (14)

     (vi)    Amendment No. 2 to Principal Underwriter's and Selling Agreement (MLI) (effective January 1, 2002)
                  (14)

4.   (i)     Individual Flexible Purchase Payment Deferred Variable Annuity Contract (7)

     (ii)    Enhanced Dollar Cost Averaging Rider 7013 (11/00) (7)

     (iii)   Three Month Market Entry Rider 7014 (11/00) (7)


     (iv)      Death Benefit Rider - (Principal Protection) 7015 (11/00) (7)

     (v)       Death Benefit Rider - (Compounded-Plus) 7016 (11/00) (7)

     (vi)      Death Benefit Rider - (Annual Step-Up) 7017 (11/00) (7)

     (vii)     Guaranteed Minimum Income Benefit Rider - (Living Benefit) 7018 (11/00) (7)

     (viii)    Additional Death Benefit Rider - (Earnings Preservation Benefit) 7019 (11/00) (7)

     (ix)      Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider 7021 (11/00) (7)

     (x)       Terminal Illness Rider 7022 (11/00) (7)

     (xi)      Individual Retirement Annuity Endorsement 7023 (11/00) (7)

     (xii)     Roth Individual Retirement Annuity Endorsement 7024 (11/00) (7)

     (xiii)    401 Plan Endorsement 7025 (11/00) (7)

     (xiv)     Tax Sheltered Annuity Endorsement 7026 (11/00) (7)

     (xv)      Unisex Annuity Rates Rider 7027 (11/00) (7)

     (xvi)     Endorsement (Name Change effective February 5, 2001. MetLife Investors Insurance Company of
               California; Predecessor; Cova Financial Life Insurance Company) CC-4435 (12/00) (9)

     (xvii)    Form of Guaranteed Minimum Income Benefit Rider - (Living Benefit) (GMIB II 03/03) (11)

     (xviii)   Guaranteed Withdrawal Benefit Rider MLIC-690-2 (11/05) (15)

     (xix)     Form of Contract Schedule 9028-4 (11/05) (15)

     (xx)      Individual Retirement Annuity Endorsement 9023.1 (9/02) (13)

     (xxi)     Roth Individual Retirement Annuity Endorsement 9024.1 (9/02) (13)

     (xxii)    401(a)/403(a) Plan Endorsement 9025.1 (9/02) (13)

     (xxiii)   Tax Sheltered Annuity Endorsement 9026.1 (9/02) (13)

     (xxiv)    Simple Individual Retirement Annuity Endorsement 9276 (9/02) (13)

     (xv)      Designated Beneficiary Non-Qualified Annuity Endorsement MLIC-NQ-1 (11/05)-I (16)

     (xvi)     Merger Endorsement (4-E21-06-CA) (November 10, 2006) (28)

5.   (i)       Variable Annuity Application (7)

     (ii)      Form of Variable Annuity Application (Class A) (7155 (11/00)) (APPVA - 504A) (12)

     (iii)     Form of Variable Annuity Application 9155 (4/05) (15)

     (iv)      Form of Variable Annuity Application 9155 (7/04) APPVAACALIS 506 (20)

6.   (i)       Copy of Articles of Incorporation of the Company (2)

     (ii)      Copy of the Bylaws of the Company (2)

7.             Automatic Reinsurance Agreement between MetLife Investors Insurance Company of California and
               Exeter Reassurance Company, Ltd. (10)

8.   (i)       Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and
               Cova Financial Life Insurance Company (5)

     (ii)      Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation
               and Cova Financial Life Insurance Company (5)

     (iii)     Participation Agreement among Variable Insurance Products Fund III, Fidelity Distributors Corporation
               and Cova Financial Life Insurance Company (5)

     (iv)      Form of Fund Participation Agreement among MFS Variable Insurance Trust, Cova Financial Life
               Insurance Company and Massachusetts Financial Services Company (3)

     (v)       Form of Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M
               Distributors, Inc., Cova Financial Life Insurance Company, on behalf of itself and its Separate Accounts, and Cova Life Sales Company (4)

     (vi)      Form of Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton
               Distributors, Inc. and Cova Financial Life Insurance Company (6)


   (vii)    Form of Fund Participation Agreement among Cova Financial Life Insurance Company, Cova Life Sales
            Company, Alliance Capital Management LP and Alliance Fund Distributors, Inc. (3)

   (viii)   Form of Fund Participation Agreement among Oppenheimer Variable Account Funds, Oppenhei-
            merFunds, Inc. and Cova Financial Life Insurance Company (4)

   (ix)     Form of Fund Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and
            Cova Financial Life Insurance Company (4)

   (x)      Form of Fund Participation Agreement among Investors Fund Series, Zurich Kemper Investments, Inc.,
            Zurich Kemper Distributors, Inc. and Cova Financial Life Insurance Company (4)

   (xi)     Form of Participation Agreement by and between Goldman Sachs Variable Insurance Trust, Goldman,
            Sachs & Co. and Cova Financial Life Insurance Company (4)

   (xii)    Form of Participation Agreement among Liberty Variable Investment Trust, Liberty Financial
            Investments, Inc. and Cova Financial Life Insurance Company (4)

   (xiii)   Form of Participation Agreement and Amendment to Participation Agreement between MetLife Investors
            Insurance Company of California and Met Investors Series Trust (10)

   (xiv)    Participation Agreement Among Metropolitan Series Fund, Inc,MetLife Advisors, LLC, Metropolian Life
            Insurance Company and MetLife Investors Insurance Company of California (effective July 1, 2004)
               (18)

   (xv)     Amended and Restated Net Worth Maintenance Agreement (effective December 16, 2004) (19)

   (xvi)    Guarantee Agreement (June 1, 1995) (General American Life Insurance Company) (June 1, 1995) (22)



   (xvii)     (a)      Form of Fund Participation Agreement among MFS Variable Insurance Trust, Cova Financial Services
                       Life Insurance Company and Massachusetts Financial Services Company (November 1997) (23)

              (b)      Partial Termination of Participation Agreement dated November 24, 1997, as amended by
                       Amendment No. 1 dated October 22, 1998 by and among MFS Variable Insurance Trust, Cova
                       Financial Services Life Insurance Company and Massachusetts Financial Service Company (January
                       28, 1999) (26)

              (c)      Form of Amendment to Participation Agreement dated November 24, 1997 by and among MFS
                       Variable Insurance Trust, Cova Financial Services Life Insurance Company and Massachusetts
                       Financial Service Company (1998) (26)

              (d)      Amendment No. 2 to Participation Agreement dated November 24, 1997, as amended by Amendment
                       No. 1 dated October 22, 1998 by and among MFS Variable Insurance Trust, Cova Financial Services
                       Life Insurance Company and Massachusetts Financial Service Company (October 1, 1999) (26)

   (xviii)   Form of Fund Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and
             Cova Financial Services Life Insurance Company (December 12, 1997) (24)

   (xvix)     (a)      Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp., MetLife
                       Investors Distribution Company and MetLife Investors Insurance Company (February 12, 2001) (25)

              (b)      First Amendment to Participation Agreement Among Met Investors Series Trust, Met Investors
                       Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company
                       (September 14, 2001) (25)



      (xx)     Participation Agreement Among Metropolitan Series Fund, Inc., Metropolitan Life Insurance Company
               and Cova Financial Services Life Insurance Company (effective September 1, 2000)(14)

      (xxi)    Form of Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM
               Distributors, Inc., Cova Financial Services Life Insurance Company, on behalf of itself and its separate accounts, and Cova Life Sales Company (1997) (24)

      (xxii)   Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisors, LLC, Metropolitan
               Life Insurance Company and MetLife Investors Insurance Company (effective July 1, 2004) (27)

9     (i)      Opinion and Consent of Counsel (MetLife Investors Insurance Company) (to be filed by amendment)

      (ii)     Opinion (General American Life Insurance Company) (to be filed by amendment)

10.   (i)      Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor,
               Registrant and Guarantor (to be filed by amendment)

      (ii)     Consent of Independent Registered Public Accounting Firm (MetLife, Inc.) (to be filed by amendment)

11.            Not Applicable.


12.              Not Applicable.

13.       (i)    Powers of Attorney (MetLife Investors Insurance Company) for Michael K. Farrell, Jay S. Kaduson, Susan A.
                 Buffum, Paul A. Sylvester, Richard C. Pearson, Elizabeth M. Forget, Jeffrey A. Tupper, James J. Reilly, Bennett
                 D. Kleinberg and George Foulke(filed herewith)

          (ii)   Powers of Attorney (General American Life Insurance Company) for Lisa M. Weber, Michael K. Farrell,
                 William J. Mullaney, Eric T. Steigerwalt, Stanley J. Talbi, Michael J. Vietri, William J. Wheeler,
                 James J. Reilly, and Peter M. Carlson (filed herewith)

      (1)        incorporated herein by reference to Cova Variable Life Account Five's Initial Registration Statement on
                 Form S-6 (File No. 333-37559) as filed electronically on October 9, 1997.

      (2)        incorporated herein by reference to Cova Variable Annuity Account One's Initial Regsitration Statement
                 on Form N-4 (File No. 333-34741 and 811-05200) as filed electronically on August 29, 1997.

      (3)        incorporated herein by reference to Cova Variable Annuity Account Five's Pre-Effective Amendment No.
                 1 to Forn N-4/A (File No. 333-34817) as filed electronically on November 19, 1997.

      (4)        incorporated herein by reference to Cova Variable Annuity Account Five's Post-Effective Amendment
                 No. 1 to Form N-4 (File No. 333-34817) as filed electronically on February 11, 1998.

      (5)        incorporated herein by reference to Cova Variable Annuity Account Five's Post-Effective Amendment
                 No. 6 to Form N-4 (File No. 33-50174) as filed electronically on April 29, 1998.

      (6)        incorporated herein by reference to Cova Variable Annuity Account Five's Post-Effective Amendment
                 No. 9 (File Nos. 33-50174 and 811-7060) as filed electronically on April 29, 1999.

      (7)        incorporated herein by reference to MetLife Investors Variable Annuity Account Five's N-4 (File Nos. 333-54016
                 and 811-7060) as filed electronically January 19, 2001.

      (8)        incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No.8 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on July 19, 2004.

      (9)        incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No. 1 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on May 1, 2001.

   (10)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No. 5 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on May 1, 2003.

   (11)          incorporated herein by reference to MetLife Investors USA Separate Account A's Post-Effective
                 Amendment No. 5 to Form N-4 (File Nos. 333-54464 and 811-03365) as filed electronically on April 27,
                 2004.

   (12)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No. 4 to Form N-4 (File Nos. 333-54386 and 811-07060) as filed electronically on April 29, 2004.

   (13)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No. 8 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on July 19, 2004.

   (14)          incorporated herein by reference to MetLife Investors Variable Account One's Post-Effective
                 Amendment No. 9 to Form N-4 (File No. 333-50540 and 811-05200) as filed electronically on July 15,
                 2004.

   (15)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No. 11 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on July 13, 2005.

   (16)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No. 12 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on September 9, 2005.

   (17)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No. 6 to Form N-4 (File Nos. 333-54386 and 811-07060) as filed electronically on September 9, 2005.

   (18)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No. 13 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on October 7, 2005.

   (19)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No. 15 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on April 21, 2006.

   (20)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                 No. 9 to Form N-4 (File Nos. 333-54386 and 811-07060) as filed electronically on April 21, 2006.


(21)     incorporated herein by reference to MetLife Investors USA Separate Account A's Post-Effective
         Amendment No. 19 to Form N-4 (File Nos. 333-54464 and 811-03365) as filed electronically on April
         24, 2006.

(22)     incorporated herein by reference to First MetLife Investors Variable Annuity Account One's
         Post-Effective Amendment No. 10 to Form N-4 (File Nos. 333-96795 and 811-08306) as filed electronically on July 27, 2006.

(23)     incorporated herein by reference to MetLife Investors Variable Annuity Account One's Pre-Effective
         Amendment No. 1 on Form N-4/A (File Nos. 333-34741 and 811-05200) as electronically filed on
         November 20, 1997.

(24)     incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective
         Amendment No. 1 on Form N-4 (File Nos. 333-34741 and 811-05200) as electronically filed on January
         26, 1998.

(25)     incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective
         Amendment No. 3 on Form N-4 (File Nos. 333-54358 and 811-05200) as electronically filed on April
         30, 2003.

(26)     incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective
         Amendment No. 7 to Form N-4 (File Nos. 333-50540 and 811-05200) as electronically filed on
         November 2, 2004.

(27)     incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective
         Amendment No. 14 to Form N-4 (File Nos. 333-50540 and 811-05200) as electronically filed on
         October 7, 2005.

(28)     incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Initial filing on Form N-4
         (File Nos. 333-138567 and 811-05200) as filed electronically on November 9, 2006.

(29)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 on Form N-4 (File Nos.
         333-34741 and 811-05200) as filed electronically on April 30, 1999.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   --------------------------------------------------

Michael K. Farrell                      Chairman of the Board, President,
10 Park Avenue                          Chief Executive Officer and Director
Morristown, NJ 07962

Susan A. Buffum                         Director
10 Park Avenue
Morristown, NJ 07962

George Foulke                           Director
334 Madison Avenue
Convent Station, NJ 07961

Jay S. Kaduson                          Vice President and Director
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget                     Executive Vice President and Director
1095 Avenue of the Americas
New York, NY 10016

Bennett D. Kleinberg                    Vice President and Director
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Richard C. Pearson                      Vice President,
5 Park Plaza, Suite 1900                Associate General Counsel, Secretary and Director
Irvine, CA 92614

Paul A. Sylvester                       Director
10 Park Avenue,
Morristown, NJ 07967


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   ------------------------------------------------------------------

Jeffrey A. Tupper                       Assistant Vice President and Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Eric T. Steigerwalt                     Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

James J. Reilly                         Vice President-Finance (principal financial officer and principal
501 Boylston Street                     accounting officer)
Boston, MA 02116

Kevin J. Paulson                        Senior Vice President
4700 Westown Parkway
West Des Moines, IA 50266

Stewart M. Ashkenazy                    Vice President, Appointed Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

Johnathan L. Rosenthal                  Vice President, Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

George Luecke                           Vice President, Annuity Finance
1095 Avenue of the Americas
New York, NY 10036

Jeffrey N. Altman                       Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Roberto Baron                           Vice President
1095 Avenue of the Americas
New York, NY 10036

Betty E. Davis                          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey P. Halperin                     Vice President
1095 Avenue of the Americas
New York, NY 10036

Gregory E. Illson                       Vice President
501 Boylston Street
Boston, MA 02116

Christopher A. Kremer                   Vice President
501 Boylston Street
Boston, MA 02116

Karen A. Johnson                        Vice President
501 Boylston Street
Boston, MA 02116

Deron J. Richens                        Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Marian J. Zeldin                        Vice President
300 Davidson Avenue
Somerset, NY 08873


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   -------------------------------------

Paul L. LeClair                         Vice President
501 Boylston Street
Boston, MA 02116

Robert L. Staffier                      Vice President
501 Boylston Street
Boston, MA 02116

Mark S. Reilly                          Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Gene L. Lunman                          Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Lisa S. Kuklinski                       Vice President
1095 Avenue of the Americas
New York, NY 10036

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of MetLife Investors Insurance
Company under Missouri insurance law. MetLife Investors Insurance Company is a wholly-owned direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


      20.   MetLife NC Limited (Ireland)


      21.   MetLife Europe Services Limited (Ireland)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    MLIC Asset Holdings II LLC (DE)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 Fifth LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

            b)    ML/VCC Gilroy, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)

      20.   TLA Holdings II LLC (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACT OWNERS


    As of June 30, 2009, there were 113 qualified contract owners and 288 non-qualified contract owners of Class A contracts.


ITEM 28. INDEMNIFICATION


    The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.


    The Bylaws of the Company (Article IV, Section 1) provide that:


    Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):




    Met Investors Series Trust
       MetLife Investors USA Separate Account A
       MetLife Investors USA Variable Life Account A
       First MetLife Investors Variable Annuity Account One
       MetLife Investors Variable Annuity Account Five
       MetLife Investors Variable Life Account One
       MetLife Investors Variable Life Account Five
       General American Separate Account Eleven
       General American Separate Account Twenty-Eight
       General American Separate Account Twenty-Nine
       General American Separate Account Two
       Security Equity Separate Account Twenty-Six
       Security Equity Separate Account Twenty-Seven
       MetLife of CT Separate Account QPN for Variable Annuities
       MetLife of CT Fund UL for Variable Life Insurance
       MetLife of CT Fund UL III for Variable Life Insurance
       MetLife of CT Separate Account Eleven for Variable Annuities Metropolitan Life Separate Account E
       Metropolitan Series Fund, Inc.
       Metropolitan Tower Life Separate Account One
       Metropolitan Tower Life Separate Account Two

Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.
Metropolitan Life Variable Annuity Separate Account II
Metropolitan Life Variable Annuity Separate Account I


  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.



NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   -----------------------------------------------------------------

Michael K. Farrell                      Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                        Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                      Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                       President, National Sales Manager-Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget                     Executive Vice President, Investment Fund Management & Marketing
1095 Avenue of the Americas
New York, NY 10036


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   --------------------------------------------------------------------

Paul A. LaPiana                         Executive Vice President, National Sales Manager-Life
5 Park Plaza, Suite 1900
Irvine, CA 92614

Richard C. Pearson                      Executive Vice President, General Counsel and Secretary
5 Park Plaza, Suite 1900
Irvine, CA 92614

Peter Gruppuso                          Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

John C. Kennedy                         Senior Vice President, National Sales Manager, Bank and
1 MetLife Plaza                         Broker/Dealer
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers                      Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Curtis Wohlers                          Senior Vice President, National Sales Manager, Independent Planners
1 MetLife Plaza                         and Insurance Advisors
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey A. Barker                       Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Andrew Aiello                           Senior Vice President, Channel Head-National Accounts
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jay S. Kaduson                          Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt                     Treasurer
1095 Avenue of the Americas
New York, NY 10036

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paul M. Kos                             Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Deron J. Richens                        Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Cathy Sturdivant                        Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paulina Vakouros                        Vice President
1095 Avenue of the Americas
New York, NY 10036


  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                   (1)                           (2)              (3)            (4)           (5)
                                           Net Underwriting
                                            Discounts And     Compensation    Brokerage       Other
Name of Principal Underwriter                Commissions     On Redemption   Commissions   Compensation
----------------------------------------- ----------------- --------------- ------------- -------------

 MetLife Investors Distribution Company      $85,020,359         $0             $0            $0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


    The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


    (a) Registrant


    (b) MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


    (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
02110


    (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (e) MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (f) MetLife, 18210 Crane Nest Dr. Tampa, FL 33647


    (g) MetLife, 501 Boylston Street, Boston, MA 02116


    (h) MetLife, 200 Park Avenue, New York, NY 10166


    (i) General American Life Insurance Company, 13045 Tesson Ferry Road, St. Louis, MO 63128 (with respect to the Guarantee Agreement only)


ITEM 31. MANAGEMENT SERVICES


    Not Applicable.


ITEM 32. UNDERTAKINGS


    a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


    b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


    c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


    d. During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), previously filed as an exhibit with the SEC (the "Guarantee"), the Depositor hereby undertakes to provide notice to contract owners covered by the Guarantee promptly after the happening of significant events related to the Guarantee.


    These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; (ii) a default under the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").


    Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.


    During the Guarantee Period, the Depositor hereby undertakes to include in the prospectus to contract owners, an offer to supply the Statement of Additional Information which shall contain the annual audited financial statements of the Guarantor, free of charge upon a contract owner's request.

                                REPRESENTATIONS


    MetLife Investors Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


    The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;


    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Irvine, and State of California, on this 6th day of August, 2009.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
(Registrant)


By: METLIFE INVESTORS INSURANCE COMPANY


By: /s/ Richard C. Pearson
    ------------------------------------------
    Richard C. Pearson
    Vice President and Associate General
    Counsel


METLIFE INVESTORS INSURANCE COMPANY
(Depositor)


By: /s/ Richard C. Pearson
    ------------------------------------------
    Richard C. Pearson
    Vice President and Associate General
    Counsel

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 6, 2009.


/s/ Michael K. Farrell*                 Chairman of the Board, Chief Executive
-------------------------------------   Officer, President and Director
Michael K. Farrell


/s/ Jay S. Kaduson*                     Director and Vice President
-------------------------------------
Jay S. Kaduson


/s/ James J. Reilly*                    Vice President-Finance (principal
-------------------------------------   financial officer and principal
James J. Reilly                         accounting officer)


/s/ Susan A. Buffum*                    Director
-------------------------------------
Susan A. Buffum


/s/ Elizabeth M. Forget*                Director
-------------------------------------
Elizabeth M. Forget


/s/ George Foulke*                      Director
-------------------------------------
George Foulke


/s/ Paul A. Sylvester*                  Director
-------------------------------------
Paul A. Sylvester


/s/ Richard C. Pearson*                 Director, Vice President, Associate
-------------------------------------   General Counsel and Secretary
Richard C. Pearson


/s/ Jeffrey A. Tupper*                  Director and Assistant Vice President
-------------------------------------
Jeffrey A. Tupper


/s/ Bennett D. Kleinberg*               Director and Vice President
-------------------------------------
Bennett D. Kleinberg


*By: /s/ Michele H. Abate
     -----------------------------------
     Michele H. Abate, Attorney-In-Fact
     August 6, 2009

* MetLife Investors Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated, pursuant to powers of attorney filed herewith.

     As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of St. Louis, and State of Missouri, on this 6th day of August, 2009.

GENERAL AMERICAN LIFE INSURANCE COMPANY
(Guarantor)


By: /s/ William C. Lane
    --------------------------------------------
    William C. Lane
    Vice President and Associate General Counsel

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 6, 2009.


/s/ Lisa M. Weber*                      Chairman of the Board, Chief Executive
-------------------------------------   Officer, President and Director
Lisa M. Weber


/s/ Michael K. Farrell*                 Director
-------------------------------------
Michael K. Farrell


/s/ William J. Mullaney*                Director
-------------------------------------
William J. Mullaney


                                        Director
-------------------------------------
James L. Lipscomb


/s/ Peter M. Carlson*                   Executive Vice President and Chief
-------------------------------------   Accounting Officer
Peter M. Carlson


/s/ Stanley J. Talbi*                   Director
-------------------------------------
Stanley J. Talbi


/s/ Michael J. Vietri*                  Director
-------------------------------------
Michael J. Vietri


/s/ William J. Wheeler*                 Director
-------------------------------------
William J. Wheeler


/s/ James J. Reilly*                    Vice President (principal financial
-------------------------------------   officer)
James J. Reilly

/s/ Eric T. Steigerwalt*
-------------------------------------   Senior Vice President, Treasurer and
Eric T. Steigerwalt                     Director

*By: /s/ Michele H. Abate
     -----------------------------------
     Michele H. Abate, Attorney-In-Fact
     August 6, 2009

* General American Life Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

INDEX TO EXHIBITS

13(i)    Powers of Attorney for MetLife Investors Insurance Company

13(ii)   Powers of Attorney for General American Life Insurance Company